Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.	Exhibit 10.17

EXECUTION VERSION

LICENSE AGREEMENT

BY AND BETWEEN

PFIZER INC.

AND

SPARK THERAPEUTICS, INC.

Dated as of December 6, 2014

Table of Contents

1.	Definitions.	1
1.1	Certain Defined Terms.	1
1.2	Interpretation.	16

2.	Licenses.	17
2.1	Exclusive License Grant.	17
2.2	Non-Exclusive License Grant.	17
2.3	Sublicenses.	17
2.4	Reciprocal Non-Exclusive Research License for Disclosed Know-How and Confidential Information.	18
2.5	Exclusions from Licenses.	18
2.6	Direct Licenses to Affiliates.	19
2.7	Right of Reference.	19
2.8	No Implied Rights.	19
2.9	Right of First Negotiation for the Hemophilia A Program.	19
2.10	Pfizer Exclusivity.	20
2.11	Spark Exclusivity.	21

3.	Payments.	21
3.1	Upfront Payment.	21
3.2	Product Development and Manufacturing Costs Reimbursement Payment.	21
3.3	Development Milestone Payments.	22
3.4	Royalty Payments.	23
3.5	Reports and Payments.	26
3.6	Inspection of Records.	28
3.7	Interest.	28
3.8	Confidentiality.	28
3.9	No Guarantee of Success.	29

4.	Development and Commercialization.	29
4.1	General.	29
4.2	Product Development Plan.	29
4.3	Collaboration Period Governance.	30
4.4	Spark Development Activities Prior to Completion of the Phase I/II Clinical Trial.	35
4.5	Transfer Activities.	35
4.6	Declaration of [**].	37
4.7	Adverse Events and Safety Reporting.	38
4.8	Access to Information.	38
4.9	Pfizer Diligence.	40
4.10	Regulatory Affairs.	42
4.11	Commercialization Activities.	44
4.12	Manufacturing.	44
4.13	Progress Reporting.	44
4.14	Other Pfizer Programs.	44
4.15	Limitation on Spark Support.	44

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5.	Intellectual Property.	45
5.1	Pre-Existing IP.	45
5.2	Developed IP.	45
5.3	Patent Prosecution and Maintenance.	46
5.4	Enforcement and Defense of Patent Rights.	50
5.5	Allegations of Infringement; Third Party Licenses.	52
5.6	Third Party Infringement Suits.	52
5.7	Trademarks.	53

6.	Confidentiality.	53
6.1	Definition.	53
6.2	Obligation; Term.	54
6.3	Disclosure to Party Representatives.	54
6.4	Disclosure to Third Parties.	54
6.5	SEC Filings and Other Disclosures.	55
6.6	Residual Knowledge Exception.	55
6.7	Announcements.	55
6.8	Publications.	56
6.9	Obligations in Connection with Change of Control.	56

7.	Representations, Warranties and Covenants.	57
7.1	Mutual Representations and Warranties.	57
7.2	Spark Representations and Warranties.	57
7.3	Spark Covenants.	59
7.4	Compliance with Law and Ethical Business Practices.	60
7.5	Pfizer Covenant.	62
7.6	Representation by Legal Counsel.	62
7.7	Disclaimer.	62

8.	Term and Termination.	62
8.1	Term.	62
8.2	Termination for Cause.	62
8.3	Termination for Convenience by Pfizer.	63
8.4	Termination for a Bankruptcy Event.	63
8.5	Additional Termination Rights.	64
8.6	Effects of Termination.	64
8.7	Spark’s Right to Receive All Payments Accrued.	67

9.	Limitation of Liability, Indemnification and Insurance.	68
9.1	Limitation of Liability.	68
9.2	Indemnification by Pfizer.	68
9.3	Indemnification by Spark.	68
9.4	Procedure.	69
9.5	Insurance.	70

10.	Miscellaneous.	70
10.1	Assignment.	70
10.2	Further Actions.	70
10.3	Force Majeure.	71
10.4	Notices.	71
10.5	Amendment.	72

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10.6	Waiver.	72
10.7	Severability.	72
10.8	Export Control.	72
10.9	Dispute Resolution.	72
10.10	Governing Law.	73
10.11	Jurisdiction.	73
10.12	No Jury Trial.	73
10.13	Entire Agreement.	73
10.14	Independent Contractors.	73
10.15	Nonsolicitation.	74
10.16	No Third Party Rights or Obligations.	74
10.17	Headings.	74
10.18	Counterparts.	74

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EXHIBITS AND SCHEDULES

Exhibit A	Product Development Plan

Exhibit B	Data Package Elements

Exhibit C	Technology Transfer Plan

Exhibit D	[**] Data Package

Exhibit E	Form of Press Release

Schedule 5.3.1(a)	Spark Patent Prosecution and Maintenance Regions

Schedule 7.2.3	Spark Patent Rights

Schedule 7.2.11	Disclosed Third Party Agreements

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LICENSE AGREEMENT

This License Agreement (the “Agreement”) is entered into and made effective as of December 6, 2014 (the “Effective Date”), by and between Pfizer Inc., a corporation organized and existing under the laws of the State of Delaware with offices at 235 East 42nd Street, New York, New York 10017 (“Pfizer”) and Spark Therapeutics, Inc. a corporation organized and existing under the laws of the State of Delaware with offices at 3737 Market Street, Suite 1300, Philadelphia, Pennsylvania 19104 (“Spark”). Pfizer and Spark are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Spark owns or otherwise controls the Spark Technology (as defined below) and desires to grant an exclusive license thereunder to Pfizer as to Compounds (as defined below) and Licensed Products (as defined below) in the Territory (as defined below);

WHEREAS, Pfizer has extensive experience and expertise in the development and commercialization of pharmaceutical products and desires to acquire such an exclusive license in the Territory to the Spark Technology; and

WHEREAS, Spark and Pfizer desire to collaborate to conduct a Product Development Plan (as defined below) to develop a gene therapy product for the treatment of hemophilia B.

NOW, THEREFORE, in consideration of the mutual covenants and agreements provided herein, the Parties hereby agree as follows:

1.	Definitions.

1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

1.1.1. “AAV” means adeno-associated virus.

1.1.2. “Acquirer” has the meaning set forth in Section 1.1.22.

1.1.3. “Adverse Event” has the specific meaning set forth in the Applicable Laws for such term (or comparable term), and will generally mean any untoward medical occurrence in a subject in any Clinical Trial administered a Licensed Product, medical device or placebo, and which does not necessarily have a causal relationship with such Licensed Product, medical device or placebo. An Adverse Event can therefore be any unfavorable and unintended sign (including an abnormal laboratory finding), symptom or disease temporally associated with the use of the Licensed Product, whether or not related to the Licensed Product.

1.1.4. “Affiliate” means, as to a Person as of any point in time and for so long as such relationship continues to exist with respect to such Person, any other Person that controls, is controlled by or is under common control with such Person. A Person shall be regarded as in control of another Person if it (a) owns or controls at least fifty percent

(50%) of the equity securities of the subject Person entitled to vote in the election of directors or (b) possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of any such Person (whether through ownership of securities or other ownership interests, by contract or otherwise); provided, however, that where an entity owns a majority of the voting power necessary to elect a majority of the board of directors or other governing board of another entity, but is restricted from electing such majority by contract or otherwise, such entity will not be considered to be in control of such other entity until such time as such restrictions are no longer in effect. Notwithstanding the foregoing, CHOP shall be deemed to not be an Affiliate of Spark.

1.1.5. “Agreement” has the meaning set forth in the Preamble.

1.1.6. “Alliance Managers” has the meaning set forth in Section 4.3.1(b).

1.1.7. “Annual Activity Report” has the meaning set forth in Section 4.13.

1.1.8. “Applicable Law” means any law, statute, rule, regulation, order, judgment or ordinance of any Governmental Authority.

1.1.9. “Back-up Compound” means any Compound, other than the Lead Product, pursuant to which a Phase I/II Clinical Trial Package is expected to be delivered by Spark to Pfizer pursuant to the Product Development Plan.

1.1.10. “Bankruptcy Code” has the meaning set forth in Section 8.4.1.

1.1.11. “Bankruptcy Event” has the meaning set forth in Section 8.4.1.

1.1.12. “Binding Obligation” means, with respect to a Party (a) any oral or written agreement or arrangement that binds or affects such Party’s operations or property, including any assignment, license agreement, loan agreement, guaranty, or financing agreement, (b) the provisions of such Party’s charter, bylaws or other organizational documents or (c) any order, writ, injunction, decree or judgment of any court or Governmental Authority entered against such Party or by which any of such Party’s operations or property are bound.

1.1.13. “Biosimilar Product” means a pharmaceutical product which, with respect to a Licensed Product (a) has been licensed as a biosimilar or interchangeable product by FDA pursuant to Section 351(k) of the Public Health Service Act (42 U.S.C. 262(k)), as may be amended, or any subsequent or superseding law, statute or regulation, (b) has been licensed as a similar biological medicinal product by EMA pursuant to Directive 2001/83/EC, as may be amended, or any subsequent or superseding law, statute or regulation or (c) has otherwise achieved analogous Regulatory Approval from another applicable Regulatory Authority.

1.1.14. “Biosimilar Notice” means a copy of any application submitted by a Third Party to the FDA under 42 U.S.C. § 262(k) of the Public Health Service Act (or, in the case of a country of the Territory outside the United States, any similar law) for Regulatory Approval of a biological product, which application identifies a Licensed

Product as the reference product with respect to such product and contains other information that describes the process or processes used to manufacture the biological product.

1.1.15. “BLA” means a Biologics License Application filed with the FDA in the United States with respect to a Licensed Product, as defined in Title 21 of the U.S. Code of Federal Regulations, Section 601.2 et. seq.

1.1.16. “Budget” has the meaning set forth in Section 4.2.

1.1.17. “Business Day” means a day other than a Saturday, Sunday or bank or other public holiday in New York, New York.

1.1.18. “Calendar Quarter” means the respective periods of three consecutive calendar months ending on March 31, June 30, September 30 and December 31.

1.1.19. “Cap” has the meaning set forth in Section 3.2.1.

1.1.20. “CDA” has the meaning set forth in Section 10.13.

1.1.21. “Cessation Decision” has the meaning set forth in Section 8.5.2.

1.1.22. “Change of Control” means, with respect to a Party (a) the acquisition of beneficial ownership, directly or indirectly, by any Third Party of securities or other voting interest of such Party representing a majority or more of the combined voting power of such Party’s then outstanding securities or other voting interests, (b) any merger, reorganization, consolidation or business combination involving such Party with a Third Party that results in the holders of beneficial ownership (other than by virtue of obtaining irrevocable proxies) of the voting securities or other voting interests of such Party (or, if applicable, the ultimate parent of such Party) immediately prior to such merger, reorganization, consolidation or business combination ceasing to hold beneficial ownership of at least (50%) of the combined voting power of the surviving entity immediately after such merger, reorganization, consolidation or business combination, (c) any sale, lease, exchange, contribution or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of such Party to which this Agreement relates to a Third Party, other than a sale or disposition of such assets to an Affiliate of such Party or (d) the approval of any plan or proposal for the liquidation or dissolution of such Party. The acquiring or combining Third Party in any of (a), (b) or (c), and any of such Third Party’s Affiliates (other than the acquired Party and its Affiliates as in existence prior to the applicable transaction) are referred to collectively herein as the “Acquirer”.

1.1.23. “CHOP” means The Children’s Hospital of Philadelphia.

1.1.24. “CHOP License Agreement” means the License Agreement dated as of October 14, 2013, as amended, by and between Spark (f/k/a AAVenue Therapeutics, LLC) and CHOP.

1.1.25. “CHOP Technology Assignment Agreement” means the Technology Assignment Agreement dated as of October 14, 2013, as amended, by and between Spark (f/k/a AAVenue Therapeutics, LLC) and CHOP.

1.1.26. “[**]” means, as to any Compound Developed pursuant to the Product Development Plan, as the Product Development Plan may be amended, that (a) the [**] and (b) [**] from [**] the [**] at least [**] measured on [**] or [**].

1.1.27. “[**] Data Package” has the meaning set forth in Section 4.6.1.

1.1.28. “[**] Notice” has the meaning set forth in Section 4.6.1.

1.1.29. “Clinical Trial” means a human clinical study conducted on human subjects that is designed to (a) investigate whether or establish that a pharmaceutical product is reasonably safe for continued testing, (b) investigate the safety and efficacy of the pharmaceutical product for its intended use, and to define warnings, precautions and adverse reactions that may be associated with the pharmaceutical product in the dosage range to be prescribed or (c) support Regulatory Approval of such pharmaceutical product or label expansion of such pharmaceutical product. Without limiting the foregoing, Clinical Trial includes the Phase I/II Clinical Trial and the Pivotal Clinical Trial.

1.1.30. “Collaboration Period” means the date beginning on the Effective Date and ending, on a Compound-by-Compound basis, upon Completion of the Phase I/II Clinical Trial.

1.1.31. “Combination Product” means a Licensed Product containing a Compound and one or more other therapeutically active ingredients, excluding empty capsids (i.e., AAV vectors which do not contain DNA), included in a Licensed Product.

1.1.32. “Commercialize” means to market, promote, distribute, offer for sale, sell, have sold, import, have imported, export, have exported or otherwise commercialize a pharmaceutical product. When used as a noun, “Commercialization” means any and all activities involved in Commercializing.

1.1.33. “Commercially Reasonable Efforts” means: (a) with respect to the efforts to be expended by Pfizer with respect to any objective, those reasonable, good faith efforts and resources to accomplish such objective as Pfizer would normally use to accomplish a similar objective under similar circumstances. With respect to any efforts and resources relating to the Development, Regulatory Approval or Commercialization of a Compound or Licensed Product by Pfizer, generally or with respect to any particular country in the Territory, Pfizer will be deemed to have exercised Commercially Reasonable Efforts if Pfizer has exercised those efforts normally used by Pfizer, in the relevant country, with respect to a compound, product or product candidate, as applicable, (i) of similar modality Controlled by Pfizer or to which Pfizer has similar rights, and (ii) (A) which is of similar market potential in such country and (B) which is at a similar stage in its development or product life cycle, as the Compound or Licensed Product, in each case, taking into account all Relevant

Factors in effect at the time such efforts are to be expended and (b) with respect to the efforts to be expended by Spark with respect to any objective, those reasonable, good faith efforts and resources to accomplish such objective as Spark would normally use to accomplish a similar objective under similar circumstances, taking into account all Relevant Factors in effect at the time such efforts are to be expended.

1.1.34. “Competing Factor IX Product” means any product that is being Developed in Clinical Trials, in animal studies or other in-vivo Development activities or being Commercialized by a Third Party to diagnose, prevent, treat or cure Factor IX serine protease deficiency.

1.1.35. “Competing Gene Therapy Product” has the meaning set forth in Section 2.10.

1.1.36. “Completion of the Phase I/II Clinical Trial” means the delivery by Spark to Pfizer of the Phase I/II Clinical Data Package for a Compound.

1.1.37. “Compliant Party” has the meaning set forth in Section 7.4.

1.1.38. “Compound” means any gene therapy vector that includes a human Factor IX gene expression cassette (including an AAV gene therapy vector comprising any AAV capsid and any human Factor IX gene (including variants thereof) expression cassette) that is owned, licensed or otherwise Controlled, and Developed, Manufactured or Commercialized, by Spark or, subject to Section 2.5.1, its Affiliates either (a) as of the Effective Date or (b) during the Exclusivity Period.

1.1.39. “Confidential Information” has the meaning set forth in Section 6.1.

1.1.40. “Control” means with respect to any Intellectual Property Right or material, the ability (whether by sole, joint or other ownership interest, license, control over an Affiliate having such ability or otherwise, other than pursuant to this Agreement) to, without violating the terms of any agreement with a Third Party, grant a license or sublicense or provide access or other right in, to or under such Intellectual Property Right or material.

1.1.41. “Continuation Product” has the meaning set forth in Section 8.6.1(b).

1.1.42. “Covered” means with respect to any Valid Claim that a Licensed Product’s manufacture, use, sale, offer for sale or importation by Pfizer or any of its Affiliates or sublicensees would but for the licenses granted by Spark to Pfizer under the Agreement, or Pfizer’s or its Affiliates’ or sublicensees’ ownership interest therein, infringe such Valid Claim (or, in the case of a pending Valid Claim, would infringe if such Valid Claim were to issue in a granted Patent Right).

1.1.43. “CRO” means a Third Party that is a contract research organization engaged by Spark to support Clinical Trials for Compounds and Licensed Products.

1.1.44. “Data Package Elements” has the meaning set forth in Section 4.4.2.

1.1.45. “Develop” or “Developing” means to discover, research or otherwise develop a process, compound or product, including conducting non-clinical and clinical research and development activities. When used as a noun, “Development” means any and all activities involved in Developing.

1.1.46. “Development Milestone” has the meaning set forth in Section 3.3.

1.1.47. “Development Milestone Payment” has the meaning set forth in Section 3.3.

1.1.48. “Development Costs” mean all out-of-pocket expenses incurred by a Party with respect to Development of a Compound or Licensed Product, but for clarity excluding any costs associated with full-time equivalent employees and other personnel involved in such Development.

1.1.49. “Diligence Issue” has the meaning set forth in Section 4.9.5.

1.1.50. “Disclosed Third Party Agreement” has the meaning set forth in Section 7.2.11.

1.1.51. “Disclosing Party” has the meaning set forth in Section 6.2.

1.1.52. “Disputed Matters” has the meaning set forth in Section 4.3.2(e).

1.1.53. “Effective Date” has the meaning set forth in the Preamble.

1.1.54. “EMA” means the European Medicines Agency and any successor entity thereto.

1.1.55. “EOP2 Meeting” has the meaning set forth in Section 4.10.3.

1.1.56. “European Patent Right” means a Patent Right obtained either as a national patent of a European state or as a European patent with unitary effect.

1.1.57. “EU Major Market Country” means any of France, Germany, Italy, Spain or the United Kingdom.

1.1.58. “Exclusivity Period” has the meaning set forth in Section 2.10.

1.1.59. “Existing Spark License Agreements” means the CHOP License Agreement and the CHOP Technology Assignment Agreement.

1.1.60. “Factor IX Company” means any Person that, as measured at the time of a Change of Control, is Developing a Competing Factor IX Product in Clinical Trials, in animal studies or other in-vivo Development activities or Commercializing a Competing Factor IX Product.

1.1.61. “FDA” means the United States Food and Drug Administration and any successor entity thereto.

1.1.62. “Field” means human gene therapy products for the diagnosis, prevention, treatment and cure of hemophilia B.

1.1.63. “First Commercial Sale” means, with respect to any Licensed Product and with respect to any country of the Territory, the first sale of such Licensed Product by Pfizer or an Affiliate or sublicensee of Pfizer to a Third Party in such country after such Licensed Product has been granted Regulatory Approval by the appropriate Regulatory Authority(ies) for such country.

1.1.64. “Force Majeure” has the meaning set forth in Section 10.3.

1.1.65. “GAAP” means United States generally accepted accounting principles, consistently applied.

1.1.66. “Governmental Authority” means any court, agency, department, authority or other instrumentality of any national, state, county, city or other political subdivision.

1.1.67. “Government Official” means: (i) any elected or appointed government official (e.g. a member of a ministry of health) of a Government Authority, (ii) any employee of Person acting for or on behalf of a government official, agency, Government Authority or enterprise performing a governmental function (including, but not limited to, doctors employed by state-owned hospitals); (iii) any political party or any officer, employee, or Person acting for or on behalf of a political party or candidate for public office; (iv) any employee or Person acting for or on behalf of a public international organization (e.g. the United Nations) or (v) any Person otherwise categorized as an official of a Government Authority or government-owned Person under local law.

1.1.68. “GxP” means, collectively, all relevant good practice quality guidelines and regulations, encompassing such internationally-recognized standards as Good Manufacturing Practice (“GMP”), Good Clinical Practice (“GCP”), Good Laboratory Practice (“GLP”) Good Distribution Practice (“GDP”), Good Review Practice (“GRP”) and Good Pharmacovigilance Practice (“GPvP”).

1.1.69. “Hemophilia A Program” has the meaning set forth in Section 2.9.

1.1.70. “HHMI” means the Howard Hughes Medical Institute.

1.1.71. “IND” means an Investigational New Drug Application submitted under the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder, or an analogous application or submission with any analogous agency or Regulatory Authority outside of the United States for the purposes of obtaining permission to conduct Clinical Trials.

1.1.72. “Indemnified Party” has the meaning set forth in Section 9.4.1.

1.1.73. “Indemnifying Party” has the meaning set forth in Section 9.4.1.

1.1.74. “Infringement Claim” has the meaning set forth in Section 5.6.1.

1.1.75. “Intellectual Property Rights” means all copyrights, trade secrets, trademarks, moral rights, Patent Rights, Know-How and any and all other intellectual property or proprietary rights now known or hereafter including applications for the same recognized in any jurisdiction.

1.1.76. “Joint Know-How” means any Know-How, whether or not patentable, excluding any Research Program Know-How, made or created during the Term jointly by (a) Spark or any of its representatives and (b) Pfizer or any of its representatives.

1.1.77. “Joint Patent Right” means any Patent Right, excluding any Research Program Patent Right, which claims or discloses any invention included in Joint Know-How. Inventorship will be determined according to US patent law.

1.1.78. “Joint Technology” means Joint Know-How and Joint Patent Rights.

1.1.79. “JSC” has the meaning set forth in Section 4.3.2(a).

1.1.80. “JSC Chair” has the meaning set forth in Section 4.3.2(b).

1.1.81. “JSC Co-Chair” has the meaning set forth in Section 4.3.2(b).

1.1.82. “Know-How” means any invention, discovery, development, data, information, process, method, technique, material (including any chemical or biological material), technology, result, cell line, compounds, probe, sequence or other know-how, whether or not patentable, and any physical embodiments of any of the foregoing.

1.1.83. “Lead Product” means the first Compound pursuant to which a Phase I/II Clinical Trial Package is expected to be delivered by Spark to Pfizer, which as of the Effective Date is SPK-9001.

1.1.84. “Liability” has the meaning set forth in Section 9.2.

1.1.85. “Licensed Activities” has the meaning set forth in Section 5.5.

1.1.86. “Licensed Product” means any pharmaceutical product containing one or more Compounds.

1.1.87. “Litigation Conditions” has the meaning set forth in Section 9.4.2.

1.1.88. “MAA” means a Marketing Authorization Application filed with EMA or the applicable Regulatory Authority in a Major Market Country other than the United States seeking Marketing Approval of a Licensed Product in one or more of the Major Market Countries other than the United States, and all amendments and supplements thereto filed with EMA or such Regulatory Authority.

1.1.89. “Major Market Country” means any of France, Germany, Italy, Spain, the United Kingdom or the United States.

1.1.90. “Manufacture” or “Manufacturing” means to make, produce, manufacture, process, fill, finish, package, label, perform quality assurance testing, release, ship or store a compound or product or any component thereof. When used as a noun, “Manufacture” or “Manufacturing” means any and all activities involved in Manufacturing a compound or product or any component thereof.

1.1.91. “Manufacturing Costs” means, with respect to any material supplied by a Party hereunder, the standard unit cost of Manufacture of such material, consisting of direct material and direct labor costs plus Manufacturing overhead attributable to such material (including all directly incurred manufacturing variances), all calculated in accordance with GAAP and such Party’s internal cost accounting procedures, consistently applied. Direct material costs will include the costs incurred in Manufacturing or purchasing materials for use in Manufacturing such material, including freight in costs, sales and excise taxes imposed thereon and customs duty and charges levied by Governmental Authorities, and all costs of packaging components. Direct labor costs will include the costs of employees engaged in direct Manufacturing activities and direct or indirect quality control and quality assurance activities who are directly employed in Manufacturing and packaging such material. Overhead attributable to such material will be calculated and allocated in a manner consistent with the method used to allocate overhead to other material Manufactured in the same facility. Overhead attributable to such material will include a reasonable allocation of indirect labor (not previously included in direct labor costs), a reasonable allocation of administrative costs, and a reasonable allocation of facilities costs, all in accordance with GAAP and such Party’s internal cost accounting procedures, consistently applied. Overhead will not include corporate administrative overhead or plant start-up costs or costs associated with excess or idle capacity. Alternatively, if material is Manufactured by a Third Party manufacturer, the Manufacturing Cost means the actual price paid by such Party or its Affiliates to the Third Party for the Manufacture, supply and packaging of such material, and all taxes and shipping costs related thereto and the cost of any materials supplied and paid for by such Party and reasonable and necessary direct labor costs of such Party’s or its Affiliates’ employees engaged in activities relating to the selection and management of such Third Party manufacturer and the management of such supply (including quality control and quality assistance activities). Notwithstanding the foregoing, Manufacturing Costs shall not include any of Manufacturing process development costs incurred by Spark, its Affiliates, contractors or suppliers, except to the extent such process development is specifically included in the Product Development Plan.

1.1.92. “Marketing Approval” means, in the applicable country, any and all approvals, licenses, registrations or authorizations of any Regulatory Authority necessary and sufficient for the initiation of marketing and sale of a biopharmaceutical product in such country, including Price Approvals, but only in such countries where Price Approvals are legally required to initiate the marketing and sale of such product.

1.1.93. “Material Amendment” has the meaning set forth in Section 4.3.2(e).

1.1.94. “Net Sales” means: with respect to a Licensed Product that is not a Combination Product, gross receipts from sales by Pfizer and its Affiliates and sublicensees of such Licensed Product to Third Parties in the Territory, less in each case (i) bad debts, (ii) sales returns and allowances actually paid, granted or accrued, including trade, quantity and cash discounts and other adjustments, including those granted on account of price adjustments, returns, rebates, chargebacks or similar payments granted or given to wholesalers or other institutions, (iii) adjustments arising from consumer discount programs or other similar programs, (iv) customs or excise duties, valued-added taxes, sales taxes, consumption taxes and other taxes (except income taxes) or duties relating to sales, any payment in respect of sales to the United States government, any state government or any foreign government, or to any other governmental authority, or with respect to sales to any government-subsidized program or managed care organization and (v) freight and insurance for the Licensed Product.

Such amounts shall be determined from the books and records of Pfizer, its Affiliates and sublicensees, maintained in accordance with GAAP, consistently applied.

In the event a Licensed Product is sold as part of a Combination Product, the Net Sales from the Combination Product shall be determined by multiplying the Net Sales of the Combination Product during the applicable royalty reporting period, as calculated above without regard for this paragraph, by the fraction A/(A+B), where A is the average sale price of the Licensed Product when sold separately in finished form, and B is the average sale price of the other therapeutically active ingredient(s) included in the Combination Product when sold separately in finished form, in each case in the applicable country of sale during the applicable royalty reporting period or, if sales of both the Licensed Product and the other therapeutically active ingredient(s) did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred. In the event that such average sale price cannot be determined for both the Licensed Product and all other therapeutically active ingredient(s) included in the Combination Product, Net Sales shall be calculated by multiplying the Net Sales of the Combination Product, as calculated above without regard for this paragraph, by the fraction of C/(C+D) where C is the fair market value of the Licensed Product and D is the fair market value of all other therapeutically active ingredient(s) included in the Combination Product. The Parties shall seek to determine such fair market values by mutual agreement and, in the absence of such mutual agreement, the parties shall engage an independent valuation firm (and equally bear the costs of engaging such firm) to determine such fair market values.

1.1.95. “Negotiation Period” has the meaning set forth in Section 2.9.

1.1.96. “Notice of Dispute” has the meaning set forth in Section 10.9.1(a).

1.1.97. “Parties” has the meaning set forth in the Preamble.

1.1.98. “Patent Rights” means any and all (a) issued patents, (b) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisionals and renewals, and all patents granted thereon, (c) patents-of-addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, (e) other forms of government-issued rights substantially similar to any of the foregoing and (f) United States and foreign counterparts of any of the foregoing.

1.1.99. “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision or department or agency of a government.

1.1.100. “Pfizer Diligence Obligations” means Pfizer’s Development and Regulatory Approval diligence obligations under Section 4.9.1 and Pfizer’s Commercialization diligence obligations under Section 4.9.2.

1.1.101. “Pfizer Indemnified Party” has the meaning set forth in Section 9.3.

1.1.102. “Pfizer JSC Members” has the meaning set forth in Section 4.3.2(a).

1.1.103. “Pfizer Quarter” means each of the four (4) thirteen (13) week periods (a) with respect to the United States, commencing on January 1 of any Pfizer Year and (b) with respect to any country in the Territory other than the United States, commencing on December 1 of any Pfizer Year.

1.1.104. “Pfizer Withholding Tax Action” has the meaning set forth in Section 3.5.3.

1.1.105. “Pfizer Year” means the twelve month fiscal periods observed by Pfizer (a) commencing on January 1 with respect to the United States and (b) commencing on December 1 with respect to any country in the Territory other than the United States.

1.1.106. “Pharmacovigilance Agreement” has the meaning set forth in Section 4.7.

1.1.107. “Phase I/II Clinical Trial” means Spark’s first-in-human clinical trials involving Compounds, currently known as SPK-9001-101.

1.1.108. “Phase I/II Clinical Data Package” means the package containing all clinical study reports (including the final clinical study report), results and other data related to the completed Phase I/II Clinical Trial, including the Data Package Elements.

1.1.109. “Phase III Clinical Trial” means a pivotal Clinical Trial with a defined dose or a set of defined doses of a pharmaceutical product designed to ascertain efficacy and safety of such product, in a manner that is generally consistent with 21 CFR § 312.21(c), as amended (or its successor regulation), for the purpose of supporting the preparation and submission of a BLA or MAA.

1.1.110. “Pivotal Clinical Trial” means a Phase III Clinical Trial or other registrational Clinical Trial that demonstrates safety and efficacy with statistical significance, including any other registrational Clinical Trial that is determined to have become pivotal after its commencement such that it can be used as a pivotal Clinical Trial for purposes of supporting the preparation and submission of a BLA or MAA.

1.1.111. “Pivotal Trial Development Plan” has the meaning set forth in Section 4.9.1.

1.1.112. “Price Approval” means, in any country or jurisdiction where a Governmental Authority authorizes reimbursement, or approves or determines pricing, for at least [**] percent ([**]%) of pharmaceutical products, receipt (or, if required to make such authorization, approval or determination effective, publication) of such reimbursement authorization or pricing approval or determination (as the case may be). With respect to (a) any country that does not meet the foregoing conditions at the relevant time, Price Approval shall not be applicable and (b) the United States, Price Approval shall not be applicable unless and until the United States transitions to a single-payer healthcare system.

1.1.113. “Product Development Plan” has the meaning set forth in Section 4.2.

1.1.114. “Program Director” has the meaning set forth in Section 4.3.1(a).

1.1.115. “Publishing Party” has the meaning set forth in Section 6.8.

1.1.116. “Qualified Spark Acquisition” has the meaning set forth in Section 2.11.

1.1.117. “Receiving Party” has the meaning set forth in Section 6.2.

1.1.118. “Regulatory Approval” means all technical, medical and scientific licenses, registrations, authorizations and approvals (including approvals of BLAs, supplements and amendments, pre- and post- approvals, Price Approvals, and labeling approvals) necessary for the use, Development, Manufacture, and Commercialization of a pharmaceutical product in a regulatory jurisdiction. For the sake of clarity, Regulatory Approval shall not be achieved for a Licensed Product in a country or jurisdiction until all applicable Price Approvals, if any, have also been obtained by Pfizer or its Affiliate, sublicensee or other designee for such Licensed Product in such country or jurisdiction.

1.1.119. “Regulatory Authority” means, with respect to a particular country or jurisdiction, the Governmental Authority having responsibility for granting Regulatory Approvals in such country or jurisdiction.

1.1.120. “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Regulatory Authority with respect to a Licensed Product in a country or jurisdiction in the Territory, other than a Patent Right, including biological reference product exclusivity, orphan drug exclusivity, pediatric exclusivity and comparable exclusivity rights conferred in the European Union under Directive 2001/EC/83, or rights similar thereto in any applicable countries or jurisdictions in the Territory.

1.1.121. “Regulatory Materials” has the meaning set forth in Section 8.6.1(c)(i).

1.1.122. “Relevant Factors” means all relevant factors that may affect the Development, Regulatory Approval or Commercialization of a Compound or Licensed Product, including (as applicable): actual and potential issues of safety, efficacy or stability; product profile (including product modality, category and mechanism of action); stage of development or life cycle status; actual and projected Development, Regulatory Approval, Manufacturing, and Commercialization costs; any issues regarding the ability to Manufacture or have Manufactured any Compound or Licensed Product; the likelihood of obtaining Regulatory Approvals (including satisfactory Price Approvals); the timing of such approvals; the current guidance and requirements for Regulatory Approval or Regulatory Exclusivity for the Licensed Product and similar products and the current and projected regulatory status; labeling or anticipated labeling; the then-current competitive environment and the likely competitive environment at the time of projected entry into the market; past performance of the Licensed Product or similar products; present and future market potential; existing or projected pricing, sales, reimbursement and profitability; pricing or reimbursement changes in relevant countries; proprietary position, strength and duration of patent protection and anticipated exclusivity; and other relevant material scientific, technical, operational and commercial factors.

1.1.123. “Representatives” means, with respect to a Party, such Party, its Affiliates, its sublicensees and each of their respective officers, directors, employees, consultants, contractors and agents.

1.1.124. “Research Program” means the program pursuant to which Development under the Product Development Plan will be conducted.

1.1.125. “Research Program Know-How” would mean any and all Know-How, Compounds and Licensed Products, whether or not patentable, made solely by or on behalf of Spark or its representatives in connection with the Research Program or made jointly by or on behalf of (i) Spark or its representatives and (ii) Pfizer or its representatives in connection with the Research Program.

1.1.126. “Research Program Technology” means Research Program Know-How and Research Program Patent Rights.

1.1.127. “Research Program Patent Right” means any and all Patent Rights claiming or disclosing any invention included in Research Program Know-How. Inventorship will be determined according to US patent law.

1.1.128. “Residual Knowledge” means knowledge, techniques, experience and Know-How that (a) are, or are based on any Confidential Information Controlled by the Disclosing Party and (b) are retained in the unaided memory of any authorized Representative of the Receiving Party after having access to such Confidential Information; [**]. An individual’s memory will be considered to be unaided if the individual has not intentionally memorized the Confidential Information for the purpose of retaining and subsequently using or disclosing it.

1.1.129. “Review Period” has the meaning set forth in Section 6.8.

1.1.130. “Reviewing Party” has the meaning set forth in Section 6.8.

1.1.131. “ROFN Notice” has the meaning set forth in Section 2.9.

1.1.132. “ROFN Option” has the meaning set forth in Section 2.9.

1.1.133. “ROFN Term” has the meaning set forth in Section 2.9.

1.1.134. “Royalty Term” means, on a Licensed Product-by-Licensed Product and a country-by-country basis in the Territory, the period commencing on the Effective Date and ending on the latest of (a) the expiration of the last-to-expire Valid Claim Covering the Licensed Product in such country, (b) the expiration of all applicable Regulatory Exclusivity granted to such Licensed Product in such country or (c) fifteen (15) years after the First Commercial Sale of the Licensed Product in such country.

1.1.135. “Scheduled JSC Meeting” has the meaning set forth in Section 4.3.2(c)(i).

1.1.136. “[**]” has the meaning set forth in Section 4.9.1.

1.1.137. “Spark Indemnified Party” has the meaning set forth in Section 9.2.

1.1.138. “Spark JSC Members” has the meaning set forth in Section 4.3.2(a).

1.1.139. “Spark Know-How” means any Know-How, other than Research Program Know-How, that (a) is Controlled by Spark or, subject to Section 2.5.1, any of its Affiliates as of the Effective Date or that comes into the Control of Spark or, subject to Section 2.5.1, any of its Affiliates during the Term (other than through the grant of a license by Pfizer) and (b) relates to the Development, Manufacture, Commercialization of any Compound or Licensed Product or use of any Compound or Licensed Product, including any of Spark’s or any of its Affiliates’ Know-How that is used in the Research Program.

1.1.140. “Spark Obligations” has the meaning set forth in Section 3.4.3(a).

1.1.141. “Spark Patent Rights” means any Patent Right other than Research Program Patent Rights, in any form and whether pending or issued, that (a) is Controlled by Spark or, subject to Section 2.5.1, any of its Affiliates as of the Effective Date or comes into the Control of Spark or, subject to Section 2.5.1, any of its Affiliates during the term of the Agreement (other than through the grant of a license by Pfizer) and (b) claims or discloses any (i) Compound or Licensed Product (including the composition of matter or formulation thereof), (ii) method of making, delivering or administering any Compound or Licensed Product or (iii) methods of using or otherwise exploiting any Compound or Licensed Product. Spark Patent Rights include, without limitation, the Patent Rights listed in Schedule 7.2.3.

1.1.142. “Spark Technology” means Spark Patent Rights and Spark Know-How.

1.1.143. “Spark Third Party Agreement” means any agreement between Spark (or any of its Affiliates) and any Third Party that relates to any of the Spark Technology, Research Program Technology, Joint Technology or any Compound or Licensed Product, including the Existing Spark License Agreements and any Third Party Licenses entered into by Spark pursuant to Section 3.4.3(b).

1.1.144. “Technology Transfer Plan” has the meaning set forth in Section 4.5.3.

1.1.145. “Term” has the meaning set forth in Section 8.1.

1.1.146. “Territory” means all countries of the world.

1.1.147. “Third Party” means any Person other than Pfizer, Spark or their respective Affiliates.

1.1.148. “Third Party Licenses” has the meaning set forth in Section 3.4.3(b).

1.1.149. “Third Party Royalties” has the meaning set forth in Section 3.4.3(b).

1.1.150. “Third Party Claim” has the meaning set forth in Section 9.4.1.

1.1.151. “Third Party Infringement” has the meaning set forth in Section 5.4.1.

1.1.152. “Trademark” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with each of the foregoing.

1.1.153. “Transition Plan” has the meaning set forth in Section 8.6.1(c).

1.1.154. “Valid Claim” means: (a) a claim of an issued and unexpired Spark Patent Right, Joint Patent Right or Research Program Patent Right which has not been dedicated to the public, disclaimed, held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal and that is not admitted, to be invalid or unenforceable or (b) a bona fide claim of a pending Spark Patent Right, Joint Patent Right or Research Program Patent Right that is being actively prosecuted and that has been pending for no more than [**] years following the earliest claimed priority date for such Spark Patent Right, Joint Patent Right or Research Program Patent Right and that has not been cancelled, withdrawn from consideration, abandoned, disclaimed, finally rejected or expired without the possibility of appeal or refilling.

1.1.155. “VAT” has the meaning set forth in Section 3.5.3.

1.2 Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any Person shall be construed to include the Person’s successors and assigns, (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections, Exhibits or Schedules shall be construed to refer to Sections, Exhibits or Schedules of this Agreement, and references to this Agreement include all Exhibits and Schedules hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof and (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “and/or”.

2.	Licenses.

2.1 Exclusive License Grant. Subject to the terms of this Agreement and, as applicable, the terms of the Existing Spark License Agreements and any Third Party Licenses entered into by Spark pursuant to Section 3.4.3(b) applicable to sublicensees thereunder, Spark hereby grants to Pfizer an exclusive license, even as to Spark and its Affiliates, including the right, subject to Section 2.3, to sublicense in multiple tiers, under the Spark Technology and under Spark’s interest in Research Program Technology and Joint Technology, to use, have used, Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized, and otherwise exploit Compounds and Licensed Products in the Field in the Territory for all purposes.

2.2 Non-Exclusive License Grant. Without limiting any other license granted under this Agreement, subject to the terms of this Agreement and, as applicable, the terms of the Existing Spark License Agreements and any Third Party Licenses entered into by Spark pursuant to Section 3.4.3(b) applicable to sublicensees thereunder, Spark hereby grants to Pfizer a non-exclusive license under all Patent Rights, Know-How and other Intellectual Property Rights Controlled (as of the Effective Date or at any time during the Term) by Spark or its Affiliates to use, have used, Develop, have Developed, Manufacture, have Manufactured, Commercialize, have Commercialized, and otherwise exploit Compounds and Licensed Products in the Field in the Territory during the Term.

2.3 Sublicenses. Subject to Section 4.11.1, Pfizer shall have the right to sublicense the rights granted pursuant to Section 2.1 and Section 2.2 in multiple tiers to Affiliates and Third Parties, provided that:

2.3.1. Pfizer shall include or otherwise substantively incorporate in each such sublicense all terms and conditions of this Agreement and the Existing Spark License Agreements that sublicensees are required to be subject to;

2.3.2. Pfizer shall include or otherwise substantively incorporate in each such sublicense under Third Party Licenses entered into by Spark pursuant to Section 3.4.3(b) after the Effective Date all terms and conditions of such Third Party License(s) that sublicensees are required to be subject to;

2.3.3. Pfizer shall remain responsible for its obligations hereunder and, to the extent necessary to satisfy such obligations, shall be responsible for its sublicensees’ performance under each sublicense agreement;

2.3.4. Should any sublicensee fail to comply with the terms and conditions that such sublicensee is required to be subject to under this Agreement, the Existing Spark License Agreements and, if applicable, other Third Party license(s) entered into by Spark after the Effective Date under which Pfizer has elected to receive a sublicense, Pfizer shall either promptly cause such sublicensee to comply with such terms and conditions or terminate the sublicense; and

2.3.5. Pfizer shall deliver to Spark a true and complete copy of each sublicense agreement between Pfizer and any Third Party sublicensee within [**] days after Pfizer enters into any such sublicense and, upon request by Spark from time to time, Pfizer shall promptly identify all Affiliates to which Pfizer has granted sublicenses.

Pfizer shall be equally responsible for compliance with the provisions of this Section 2.3 as to sub-sublicenses granted by its sublicensees, as if such sub-sublicenses were granted directly by Pfizer.

2.4 Reciprocal Non-Exclusive Research License for Disclosed Know-How and Confidential Information. Subject to any preexisting exclusive license grants to Third Parties, and without limiting any other license granted to either Party under this Agreement:

2.4.1. [**], Spark hereby grants to Pfizer a non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up, worldwide license, with the right to sublicense to Pfizer Affiliates, to use solely for research purposes all Spark Know-How and Spark Confidential Information that is disclosed to Pfizer during the Term, but not any Spark Patent Rights.

2.4.2. [**], Pfizer hereby grants to Spark a non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up, worldwide license, with the right to sublicense to Spark Affiliates, to use solely for research purposes all Pfizer Know-How and Pfizer Confidential Information that is disclosed to Spark during the Term, but not any Pfizer Patent Rights.

2.5 Exclusions from Licenses.

2.5.1. Spark Technology licensed pursuant to Section 2.1 and the Patent Rights, Know-How and other Intellectual Property licensed pursuant to Section 2.2 shall not include any (a) Know-How or Patent Rights owned or controlled by an Acquirer of Spark prior to a Change of Control of Spark or by a Third Party acquired by Spark pursuant to a Qualified Spark Acquisition prior to such Qualified Spark Acquisition, except as provided in the following sentence and Section 2.5.2; or (b) any Know-How or Patent Rights owned or controlled by an Acquirer of Spark or by a Third Party acquired by Spark pursuant to a Qualified Spark Acquisition, except as provided in the following sentence and Section 2.5.2, that (i) were developed, invented or obtained by the Acquirer after the Change of Control or Qualified Spark Acquisition, (ii) were made without the direct or indirect use of any non-public Spark Know-How, (iii) were made by individuals who are not, and were not prior to or after the Change of Control or a Qualified Spark Acquisition, engaged in Product Development Plan activities or other activities relating to the Development of Compounds or Licensed Products and (iv) are not reasonably necessary to Manufacture, use, offer for sale, sell or import any Compound or Licensed Product. Notwithstanding the foregoing, in the event that Pfizer, in its reasonable discretion determines it is necessary or reasonably useful to obtain a sublicense to any Know-How or Patent Rights in order to Develop, Manufacture, Commercialize or use a Compound or Licensed Product, which Know-How or Patent Rights are licensed by such Third Party acquired by Spark pursuant to a Qualified Spark Acquisition from another Third Party, Pfizer may elect to have Spark cause such Third Party it has so acquired to sublicense such Know-How or Patent Rights to Pfizer, with any royalties and other payments payable to such other Third Party subject to the responsibilities of the Parties pursuant to Section 3.4.3(b).

2.5.2. Spark agrees on behalf of itself and any Third Party acquired by Spark pursuant to a Qualified Spark Acquisition to not, assert, cause to be asserted, or permit to be asserted against Pfizer or any of Pfizer’s Affiliates or contract manufacturers, any claim of infringement of any Patent Right or other proprietary right, including any claim under any Intellectual Property Rights owned or controlled by Spark or a Third Party acquired by Spark pursuant to a Qualified Spark Acquisition that would prevent or limit Pfizer’s or Pfizer’s Affiliates’ or contract manufacturers’ ability to Develop, Manufacture, Commercialize or use a Compound or Licensed Product; provided that, if such nonassertion obligations constitutes a sublicense under any license agreement held by a Third Party acquired by Spark pursuant to a Qualified Spark Acquisition and such sublicense results in payment obligations to the Third Party’s licensor, the amounts of such payments shall be treated as payments under Third Party Licenses for purposes of Section 3.4.3(b). For the avoidance of doubt, no license or sublicense is granted to Pfizer pursuant to this Section 2.5.2.

2.6 Direct Licenses to Affiliates. Pfizer may, from time to time, request that Spark grant licenses directly to Affiliates of Pfizer by giving written notice, upon receipt of which Spark agrees to enter into and sign a separate direct license agreement with such designated Affiliate of Pfizer. All such direct license agreements shall be consistent with the terms and conditions of this Agreement, except for such modifications as may be required by Applicable Laws in the country in which the direct license will be exercised. The Parties further agree to make such amendments to this Agreement that are necessary to conform the combined terms of such direct licenses and this Agreement to the terms of this Agreement as set forth on the Effective Date. All costs of making such direct license agreement(s), including Spark’s reasonable attorneys’ fees, under this Section 2.6 shall be borne by Pfizer. In connection with any such direct license, Spark may require that Pfizer guarantee the performance of its Affiliate.

2.7 Right of Reference. Spark hereby grants to Pfizer a “Right of Reference”, as that term is defined in 21 C.F.R. § 314.3(b) (or any analogous Applicable Law recognized outside of the United States), solely for purposes of Developing and Commercializing Compounds and Licensed Products hereunder, to all data Controlled by Spark or its Affiliates that relates to any Compound or Licensed Product, and Spark shall provide a signed statement to this effect, if requested by Pfizer, in accordance with 21 C.F.R. § 314.50(g)(3) (or any analogous Applicable Law recognized outside of the United States).

2.8 No Implied Rights. Except as expressly provided in this Agreement, neither Party shall be deemed to have granted the other Party (by implication, estoppels or otherwise) any right, title, license or other interest in or with respect to any Intellectual Property, Know-How or information Controlled by such Party.

2.9 Right of First Negotiation for the Hemophilia A Program. Commencing on the Effective Date and continuing until the first to occur of (a) the dosing by Spark of the first human subject involving an AAV gene therapy vector including a Factor VIII gene cassette (“Hemophilia A Program”) and (b) [**] from the Effective Date (the “ROFN Term”), Spark hereby grants Pfizer the exclusive right to negotiate an agreement with Spark with respect to the Hemophilia A Program subject to the terms of this Section 2.9. During the ROFN Term, Spark will provide periodic updates to the JSC (provided that if the JSC has dissolved then thereafter Spark will provide periodic updates directly to Pfizer), no less frequently than on a [**] basis, on the progress of the Hemophilia A Program, including all pre-clinical data and an estimate of the date for dosing of the first human subject. Before entering into discussions with any Third Party during the ROFN Term, Spark shall notify Pfizer in writing (a “ROFN Notice”) that it may pursue a potential transaction involving the Hemophilia A Program. Pfizer may provide written notice to Spark at any time prior to expiration of the ROFN Option, but no later than [**] days from the receipt of the ROFN Notice, that it desires to enter into good faith negotiations with Spark regarding the Hemophilia A Program (the “ROFN Option”). If Pfizer does not provide written notice to exercise its ROFN Option within such [**] day period, then Spark would have no further obligation with respect to the ROFN Option and would be free to enter into discussions involving the Hemophilia A Program with any Third Party. If Pfizer exercises the ROFN Option, then the Parties will negotiate exclusively in good faith concerning the terms of a transaction involving the Hemophilia A Program for a period of [**] days (the “Negotiation Period”). As soon as practicable after Pfizer’s exercise of the ROFN Option, Spark will establish a data room in order for Pfizer to conduct due diligence regarding the Hemophilia A Program, and provide Pfizer with the opportunity to review all data and other information and document related to the Hemophilia Program as reasonably requested. If the Parties do not execute and deliver an agreement with respect to the Hemophilia A Program within the Negotiation Period, then Spark may negotiate and enter into any transaction with respect to the Hemophilia A Program with any Third Party; provided, however, that for the shorter of the [**] period following the Negotiation Period or the period following the Negotiation Period and ending [**] after the end of the ROFN Term, Spark shall not be permitted to enter into an agreement with respect to the Hemophilia A Program that is materially less favorable, taken as a whole, to Spark than Pfizer’s last bona fide offer during such Negotiation Period.

2.10 Pfizer Exclusivity. Pfizer agrees that during the period from the Effective Date through December 31, 2024 (the “Exclusivity Period”), Pfizer shall not, directly or indirectly, initiate or conduct any Clinical Trial to Develop, Manufacture commercial quantities of or Commercialize any gene therapy vector that includes a human Factor IX gene expression cassette (including an AAV gene therapy vector comprising any AAV capsid and any human Factor IX gene (including variants thereof)), other than a Licensed Product (such gene therapy vector, a “Competing Gene Therapy Product”), except in a circumstance in which Pfizer has acquired rights to a Competing Gene Therapy Product as part of a transaction involving an acquisition of, or a merger with, the business or assets of a Third Party that sells or otherwise holds rights to a Competing Gene Therapy Product which at the time of such transaction does not represent more than [**] percent ([**]%) of the aggregate value of the acquired Third Party business or assets and provided that Pfizer will, and will cause its Affiliates to, use its Commercially Reasonable Efforts to cause its and its Affiliates’ Representatives to, ensure that no Spark Confidential Information or Pfizer Confidential Information related to the Product Development Plan is used for the benefit of the Competing Gene Therapy Product; provided, further, that in the event Pfizer acquires rights to a Competing Gene Therapy Product during the Exclusivity Period as part of a transaction involving an acquisition of, or a merger with, the business or assets of a Third Party that sells or otherwise holds rights to a Competing Gene Therapy Product which at the time of such transaction represents more than [**] percent ([**]%) of the aggregate value of the acquired Third Party business or assets, Pfizer may continue to conduct ongoing Development, Manufacturing and Commercialization activities that were being conducted prior to such acquisition, provided that Pfizer will either cease such Development, Manufacturing and Commercialization activities or divest, or cause the divestiture of, such Competing Gene Therapy Product, as applicable, within [**] of the date of consummation of such transaction.

2.11 Spark Exclusivity. Spark agrees that during the Exclusivity Period, other than a Licensed Product, Spark shall not, directly or indirectly, initiate or conduct any Clinical Trial to Develop, Manufacture commercial quantities of or Commercialize a Competing Gene Therapy Product, except in a circumstance in which Spark has acquired rights to a Competing Gene Therapy Product as part of a transaction involving an acquisition of, or a merger with, the business or assets of a Third Party that sells or otherwise holds rights to a Competing Gene Therapy Product which at the time of such transaction does not represent more than [**] percent ([**]%) of the aggregate value of the acquired Third Party business or assets (such transaction, a “Qualified Spark Acquisition”), and provided that Spark will, and will cause its Affiliates to, use its Commercially Reasonable Efforts to cause its and its Affiliates’ Representatives to, ensure that no Spark Confidential Information related to the Product Development Plan or Pfizer Confidential Information is used for the benefit of the Competing Gene Therapy Product; provided, further, that in the event Spark acquires rights to a Competing Gene Therapy Product during the Exclusivity Period as part of a transaction involving an acquisition of, or a merger with, the business or assets of a Third Party that sells or otherwise holds rights to a Competing Gene Therapy Product which at the time of such transaction represents more than [**] percent ([**]%) of the aggregate value of the acquired Third Party business or assets, Spark may continue to conduct ongoing Development, Manufacturing and Commercialization activities that were being conducted prior to such acquisition, provided that Spark will either cease such Development, Manufacturing and Commercialization activities or divest, or cause the divestiture of, such Competing Gene Therapy Product, as applicable, within [**] of the date of consummation of such transaction.

3.	Payments.

3.1 Upfront Payment. Within [**] days following the Effective Date, Pfizer shall make a one-time payment to Spark of twenty million U.S. dollars ($20,000,000).

3.2 Product Development and Manufacturing Costs Reimbursement Payment.

3.2.1. Product Development and Manufacturing Costs. During the Collaboration Period, Pfizer shall reimburse Spark for [**] percent ([**]%) of the Development Costs and [**] percent ([**]%) of the Manufacturing Costs for expenses incurred under Product Development Plan, in accordance with the Budget. To the extent that the actual total Development Costs and Manufacturing Costs for expenses incurred under Product Development Plan during the Collaboration Period exceed [**] U.S. dollars ($[**]) (the “Cap”). Pfizer will subject to Section 4.3.2(i) reimburse Spark for one hundred percent (100%) of the Development Costs and Manufacturing Costs in excess of the Cap; and thereafter if actual Development Costs and Manufacturing Costs exceed the Cap, Pfizer will, subject to the limitations set forth in Section 4.3.2(e), have final decision-making authority in the JSC with respect to any Disputed Matters. Following the Collaboration Period, Pfizer will pay all Development Costs and Manufacturing Costs.

3.2.2. Development and Manufacturing Cost Reimbursement Payments. Reimbursement to be made to Spark by Pfizer pursuant to Section 3.2.1 shall be made quarterly in arrears pursuant to invoices submitted by Spark to Pfizer within [**] days following the end of each Calendar Quarter. Each such invoice shall be accompanied by reasonable supporting documentation evidencing the incurrence of expenses covered by such invoice and the activities performed in connection with the Product Development Plan during the relevant Calendar Quarter. In addition, within [**] days following each Calendar Quarter, Spark will use reasonable efforts to provide Pfizer with a good faith, non-binding estimate of the expenses to accrue for the Calendar Quarter. Payment shall be due within [**] days following Pfizer’s receipt of each such properly documented invoice.

3.3 Development Milestone Payments. Pfizer shall make the payments set forth below within [**] days (or [**] days after [**] following the first occurrence of each event described below for a Licensed Product Covered by a Valid Claim that achieves such milestone (each event a “Development Milestone” and each payment a “Development Milestone Payment”).

Development Milestone	Development Milestone Payment
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**].

The Development Milestone Payment in clause (2) of this Section 3.3 may become payable as set forth in Section 4.6.

Whether or not the Development Milestone in clause (2) of this Section 3.3 is achieved, the Development Milestone Payment in clause (2) shall, pursuant to Section 4.6, in all cases become payable prior to the time the Development Milestone Payment in clause (3) of this Section 3.3 becomes payable.

With respect to the Development Milestone in clause (3) of this Section 3.3, in the case of a [**] that is determined to have become [**], such Development Milestone, if achieved based on such [**], shall be achieved upon [**]; provided, however, if either [**], such Development Milestone shall be deemed to have been met on the date of such determination.

With respect to the Development Milestone in clause (8) of this Section 3.3, such Development Milestone will be paid in [**], provided that if such Licensed Product [**]. (For the avoidance of doubt, all payment [**] that became payable prior to such [**] shall continue to be payable and there shall be [**] of the [**] Development Milestone Payment will be deemed to have been achieved and payable on [**], and will be paid by Pfizer within [**] days thereafter, until the earlier of [**]. For example, [**] of such Development Milestone, such Development Milestone Payment would be paid [**] of the Development Milestone [**].

For the avoidance of doubt: (a) except for (i) the Development Milestone Payment set forth in clause (6) of this Section 3.3 [**], (ii) the Development Milestone Payment set forth in clause (8) of this Section 3.3 [**] and (iii) the Development Milestone Payment set forth in clause (9) of this Section 3.3 [**], each Development Milestone Payment shall be payable only once upon achievement of the applicable Development Milestone and only on the first occurrence of the corresponding Development Milestone regardless of the number of Licensed Products and (b) satisfaction of a Development Milestone by an Affiliate or by a sublicensee or assignee of, or Third Party retained by, Pfizer or its Affiliates shall be deemed to have been satisfied by Pfizer for the purposes of this Section 3.3.

3.4 Royalty Payments.

3.4.1. Royalties. Subject to the provisions of Section 3.4.3 and Section 3.4.4, Pfizer shall pay to Spark royalties on Net Sales resulting from the sales of Licensed Products, on a Licensed Product-by-Licensed Product and country-by-country basis, in the Territory during each Pfizer Quarter of the applicable Royalty Term for each Licensed Product, at a rate of [**] percent ([**]%).

3.4.2. Fully Paid Up Royalty Free License. Following expiration (but not early termination) of the Royalty Term for any Licensed Product in a given country, no further royalties shall be payable in respect of sales of such Licensed Product in such country, and thereafter, the licenses granted to Pfizer under Section 2.1 and Section 2.2 with respect to such Licensed Product in such country shall automatically become fully paid-up, perpetual, irrevocable and royalty-free.

3.4.3. Responsibility for Payments in Respect of Patent Rights. The parties shall be responsible for payments in respect of Third Party Patent Rights as follows:

(a) Spark Responsibility for Payments in Respect of Patent Rights. Spark shall be solely responsible for (i) all obligations (including any royalty or other obligations that relate to the Spark Technology) under its Existing Spark License Agreements and under the Patent Rights identified as Spark’s sole licensing responsibility as disclosed to, and acknowledged by, Pfizer prior to the Effective Date, in written form, referencing this Section 3.4.3(a) and (ii) all payments to inventors (other than inventors that are Representatives of Pfizer) of the Spark Technology, including payments under inventorship compensation laws (the obligations in (i) and (ii) are collectively referred to as “Spark Obligations”).

(b) Responsibility for Payments in Respect of Patent Right. Except with respect to Spark Obligations, in the event that either Party in its reasonable discretion determines it is necessary or reasonably useful to obtain a license from a Third Party in order to Develop, Manufacture, Commercialize or use a Compound or Licensed Product in a country in the Territory and to pay a royalty or other consideration under such license (including in connection with the settlement of a patent infringement claim) (such licenses, “Third Party Licenses”), then (i) if such Third Party License relates (A) solely to the Compounds and Licensed Products or (B) to Compounds and Licensed Products and to other products of Pfizer (but not other products of Spark), Pfizer may obtain such license subject to the third-to-last and last sentences of this Section 3.4.3(b) (ii) if such Third Party License relates to Compounds and Licensed Products and to other products of Spark (but not other products of Pfizer), Spark may obtain such license, subject to the last three sentences of this Section 3.4.3(b), and (iii) if such Third Party License relates to Compounds and Licensed Products and to other products of both Spark and Pfizer, either Party may obtain such Third Party License, subject to the written consent of the other Party, such consent not to be unreasonably withheld. With respect to any Third Party License, subject to Section 3.4.3(c), the amount of royalties payable under Section 3.4.1 by Pfizer, its Affiliates or its sublicensees with respect to Net Sales for such Licensed Product in such country shall be reduced by [**] percent ([**]%) of the royalties payable to Third Parties (the “Third Party Royalties”) pursuant to any such Third Party License, provided that in no event (other than with respect to Spark Obligations or in the case of Spark’s breach of any representation, warranty or covenant hereunder relating to the subject matter of the applicable Third Party License that results in additional licensing costs) shall the total royalty payable to Spark for any Licensed Product be reduced by more than [**] percent ([**]%) of Net Sales for such Licensed Product. For clarity, Pfizer shall bear sole responsibility for payment of royalties (other than with respect to Spark Obligations or in the case of Spark’s breach of any representation, warranty or covenant hereunder relating to the subject matter of the applicable Third Party License that results in additional licensing costs) in respect of Licensed Products to the extent aggregate Third Party Royalties exceed [**] percent ([**]%) of Net Sales. In addition, the Parties shall each pay [**] percent ([**]%) of the upfront fees and other non-royalty consideration payable to Third Parties pursuant to such Third Party Licenses, at the time such amounts become payable, provided that in no event (other than in the case of Spark Obligations or in the case of Spark’s breach of any representation, warranty or covenant hereunder relating to the subject matter of the applicable Third Party license that results in additional licensing costs) shall the aggregate amount of such upfront license fees and other non-royalty license consideration payable by Spark for all such Third Party licenses exceed [**] U.S. dollars ($[**]). For clarity, Pfizer shall bear sole responsibility for payment of such upfront fees and other non-royalty consideration (other than in the case of Spark

Obligations or in the case of Spark’s breach of any representation, warranty or covenant hereunder relating to the subject matter of the applicable Third Party license that results in additional licensing costs) payable in respect of Third Party Licenses to the extent the aggregate of such amounts exceed [**] U.S. dollars ($[**]). Except as provided in clause (iii) above (in which circumstances the Party entering into the Third Party License must first obtain the other Party’s consent), to the extent a Third Party License that one Party proposes to enter into would require the other Party to bear a higher share of the financial burden (including a higher royalty rate thereof) with respect to the Compounds or Licensed Products than other products of such Party that are subject to such license, the other Party’s written consent to such Third Party License shall be required prior to such Party entering into such Third Party License, such consent not to be unreasonably withheld. In addition, to the extent Spark proposes to enter into a Third Party License that would require Pfizer to pay, pursuant to this Section 3.4.3(b), amounts that would exceed the royalty sharing or other payment sharing cap, as the case may be, with respect to Compounds or Licensed Products, Pfizer’s written consent to such license shall be required prior to Spark entering into such Third Party License, such consent not to be unreasonably withheld. Except as provided in clause (iii) above (in which circumstances the Party entering into the Third Party License must first obtain the other Party’s consent), to the extent a Party seeks to obtain a Third Party License that contains terms committing the other Party to any non-financial obligations or restrictions materially affecting its rights under this Agreement, such Party will disclose such terms to the other Party and the Parties will discuss in good faith the advisability of agreeing to such proposed terms.

(c) Payments to Third Party Licensors. In the event Spark is a direct licensee under a Third Party License the Parties will arrange for Pfizer to pay, directly or through Spark, any royalties and milestone payments thereunder to the licensor under such Third Party License, and the Parties agree that Pfizer shall be credited as appropriate for such payment to the extent provided in the relevant provisions under Section 3.4.3(b).

3.4.4. Reduction of Royalties.

(a) No Valid Claim. For any period within the applicable Royalty Term for a Licensed Product in a country in the Territory during which there is no Valid Claim Covering the Licensed Product in such country and no applicable Regulatory Exclusivity covering such Licensed Product in such country, the royalties payable on Net Sales of such Licensed Product in such country would be reduced to [**] percent ([**]%) of the amounts otherwise payable pursuant to Section 3.4.1 with respect to such Licensed Product in such country. Notwithstanding the foregoing, the reduction set forth in this Section 3.4.4(a) shall not apply to Net Sales of the Licensed Product in any country for any Pfizer Quarter during which a reduction in Section 3.4.4(b) applies to such Net Sales.

(b) Biosimilar Entry. Any royalty otherwise payable to Spark under this Agreement with respect to Net Sales of a Licensed Product would be reduced (i) by [**] percent ([**]%) of the amounts otherwise payable pursuant to Section 3.4.1 with respect to such Licensed Product in such country beginning in any Pfizer Quarter during the applicable Royalty Term in a country when any Third Party Biosimilar Product(s) approved via an abbreviated regulatory approval pathway that relies on the Regulatory Approval or data submitted to the applicable Regulatory Authority for such Licensed Product achieves more than a [**] percent ([**]%) market share in the corresponding Calendar Quarter in such country, by unit volume, of combined unit sales of such Licensed Product and such Third Party Biosimilar Product(s) in such country, and (ii) by [**] percent ([**]%) beginning in any Pfizer Quarter during the applicable Royalty Term in a country when any Third Party Biosimilar Product(s) approved via an abbreviated regulatory approval pathway that relies on the Regulatory Approval or data submitted to the applicable Regulatory Authority for such Licensed Product achieves more than a [**] percent ([**]%) market share in such country in the corresponding Calendar Quarter, by unit volume, of combined unit sales of such Licensed Product and such Third Party Biosimilar Product(s) in such country. Any reductions in the royalty rate pursuant to this Section 3.4.4 shall be irreversible.

3.5 Reports and Payments.

3.5.1. Cumulative Royalties. The obligation to pay royalties under this Agreement shall be imposed only once with respect to any sale of any Licensed Product.

3.5.2. Royalty Statements and Payments. Within [**] days of the end of each Calendar Quarter, Pfizer shall deliver to Spark a report setting forth, for the most recent Pfizer Quarter ending during such Calendar Quarter, the following information, on a Licensed Product-by-Licensed Product, country-by-country, and Territory-wide basis: (a) Net Sales of each Licensed Product, (b) the basis for any adjustments to the royalty payable for the sale of any such Licensed Product and (c) the royalty due hereunder for the sale of each such Licensed Product. No such report shall be due for any Licensed Product (i) before the first Net Sales of such Licensed Product or (ii) after the Royalty Term for such Licensed Product has expired in all countries in the Territory. The total royalty due for the sale of all Licensed Products during a Pfizer Quarter shall be remitted at the same time such report is made.

3.5.3. Taxes and Withholding. It is understood and agreed between the Parties that any payments made under this Agreement are exclusive of any value added or similar tax (“VAT”), which shall be added thereon as applicable. Where VAT is properly added to a payment made under this Agreement, the Party making the payment will pay the amount of VAT only on receipt of a valid tax invoice issued in accordance with the laws and regulations of the country in which the VAT is chargeable. In addition, in the event any payments made by Pfizer pursuant to this Agreement become subject to withholding taxes under the Applicable Laws or regulations of any jurisdiction or Governmental Authority, the Parties shall be responsible for such withholding taxes as set forth below in this Section 3.5.3. Except as set forth in the following clauses (i) and (ii), no withholding taxes shall be withheld or deducted from any amount payable by Pfizer to Spark hereunder. If and to the extent Pfizer is required to make a payment to Spark subject to a deduction of a withholding tax (i) that is a withholding or deduction obligation that arises as a result of any assignment of this Agreement by Pfizer, sublicense by Pfizer under the licenses granted to Pfizer in this Agreement, request by Pfizer that Spark grant a direct license as set forth in Section 2.6, Change of Control of Pfizer or the re-domiciling of Pfizer in a jurisdiction other than the United States (a “Pfizer Withholding Tax Action”), then the sum payable by Pfizer (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that Spark receives a sum equal to the sum which it would have received had no such Pfizer Withholding Tax Action occurred or (ii) that is a withholding or deduction obligation that arises as a result of any assignment of this Agreement by Spark, Change of Control of Spark or re-domiciling of Spark in a jurisdiction other than the United States, the sum payable by Pfizer (in respect of which such deduction or withholding is required to be made) shall be made to Spark after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount shall be remitted in accordance with Applicable Law. Pfizer will provide Spark with reasonable assistance and necessary documents to enable Spark to recover such taxes as permitted by Applicable Law or applicable regulations.

3.5.4. Currency. All amounts payable and calculations under this Agreement shall be in United States dollars. As applicable, Net Sales and any royalty deductions shall be translated into United States dollars at the exchange rate used by Pfizer for public financial accounting purposes. If, due to restrictions or prohibitions imposed by national or international authority, a given payment cannot be made as provided in this Section 3.5.4, the Parties shall consult with a view to finding a prompt and acceptable solution. If the Parties are unable to identify a mutually acceptable solution regarding such payment, then Pfizer may elect, in its sole discretion, to deliver such payment in the relevant jurisdiction and in the local currency of the relevant jurisdiction.

3.5.5. Method of Payment. Except as otherwise required or permitted pursuant to Section 3.5.4, each payment hereunder shall be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism or any other means of electronic funds transfer, at Pfizer’s election, to the bank account as set forth below or as designated by Spark in writing to Pfizer at least [**] days before the payment is due:

Bank Name:	[	**]
Beneficiary Account Number:	[	**]
Beneficiary Account Name:	[	**]
International SWIFT BIC:	[	**]
ABA/Routing Number:	[	**]

3.6 Inspection of Records.

3.6.1. Record Keeping. Pfizer shall keep and shall cause its Affiliates to keep books and accounts of record in connection with the sale of Licensed Products in sufficient detail to permit accurate determination of all figures necessary for verification of royalties to be paid hereunder. Pfizer and its Affiliates shall maintain such records for a period of at least [**] years after the end of the Pfizer Quarter in which they were generated.

3.6.2. Audits. Upon [**] days prior notice from Spark, Pfizer shall permit an independent certified public accounting firm of nationally recognized standing selected by Spark and reasonably acceptable to Pfizer, to examine, at Spark’s sole expense, the relevant books and records of Pfizer and its Affiliates as may be reasonably necessary to verify the amounts reported by Pfizer in accordance with Section 3.5.2 and the payment of royalties hereunder. An examination by Spark under this Section 3.6.2 shall not occur more than [**] and shall be limited to the pertinent books and records for any calendar year ending not more than [**] years before the date of the request. The accounting firm shall be provided access to such books and records at Pfizer’s or its Affiliates’ facility(ies) where such books and records are normally kept and such examination shall be conducted during Pfizer’s normal business hours. Pfizer may require the accounting firm to sign a reasonably acceptable non-disclosure agreement before providing the accounting firm with access to Pfizer’s or its Affiliates’ facilities or records. Upon completion of the audit, the accounting firm shall provide both Pfizer and Spark a written report disclosing any discrepancies in the reports submitted by Pfizer or the royalties paid by Pfizer and, in each case, the specific details concerning any discrepancies. No other information shall be provided to Spark.

3.6.3. Overpayments / Underpayments. If, after conducting an audit pursuant to Section 3.6.2, the applicable accounting firm concludes that additional royalties were due to Spark, then Pfizer will pay to Spark the additional royalties within [**] days of the date Pfizer receives such accountant’s written report, together with interest calculated as set forth in Section 3.7. Further, if the amount of such underpayments exceeds more than [**] percent ([**]%) of the amount that was properly payable to Spark in any calendar year, then Pfizer shall reimburse Spark for Spark’s out-of-pocket costs in connection with the audit. If the accounting firm concludes that Pfizer overpaid royalties to Spark, then Spark shall refund such overpayments to Pfizer within [**] days of the date Spark receives such accountant’s report.

3.7 Interest. Pfizer shall pay interest to Spark on the aggregate amount of any payment that is not paid on or before the date such payment is due under this Agreement at a rate per annum equal to the lesser of (a) the [**] or (b) the highest rate permitted by Applicable Law, calculated on the number of days such payment is paid after the date such payment is due, and compounded monthly. Except for payments made pursuant to Section 3.6.3, any past due payment together with interest is due within [**] days after Pfizer receives a written notice of past due payment from Spark.

3.8 Confidentiality. Notwithstanding any provision of this Agreement to the contrary, all reports and financial information of Pfizer, its Affiliates or its Sublicensees which are provided to or subject to review by Spark under Section 3 shall be deemed to be Pfizer’s Confidential Information and subject to the provisions of Section 6.

3.9 No Guarantee of Success. Pfizer and Spark acknowledge and agree that payments to Spark pursuant to Section 3.3 (Development Milestone Payments) and Section 3.4 (Royalty Payments): (a) have been included in this Agreement on the basis that they are only payable or otherwise relevant if a Licensed Product is successfully Developed or Commercialized; (b) are solely intended to allocate amounts that may be achieved upon successful Development or Commercialization of a Licensed Product between Pfizer (who will receive all Licensed Product sales revenues) and Spark; (c) are not intended to be used and will not be used as a measure of damages if this Agreement is terminated for any reason, including pursuant to Pfizer’s right to terminate for convenience, before any such success is achieved and such amounts become due and (d) will only be triggered, and will only be relevant as provided, in accordance with the terms and conditions of such provisions. Pfizer and Spark further acknowledge and agree that nothing in this Agreement will be construed as representing any estimate or projection of (i) the successful Development or Commercialization of any Licensed Product under this Agreement, (ii) the number of Licensed Products that will or may be successfully Developed or Commercialized under this Agreement, (iii) anticipated sales or the actual value of any Licensed Products that may be successfully Developed or Commercialized under this Agreement or (iv) the damages, if any, that may be payable if this Agreement is terminated for any reason. Pfizer makes no representation, warranty or covenant, either express or implied, that (A) it will successfully Develop, Manufacture, Commercialize or continue to Develop, Manufacture or Commercialize any Licensed Product in any country, (B) if Commercialized, that any Licensed Product will achieve any particular sales level, whether in any individual country or cumulatively throughout the Territory or (C) Pfizer will devote, or cause to be devoted, any level of diligence or resources to Developing or Commercializing any Licensed Product in any country, or in the Territory in general, other than is expressly required under Section 4.

4.	Development and Commercialization.

4.1 General. During the Collaboration Period, Spark will have authority and responsibility to conduct the Phase I/II Clinical Trial and such other Development activities described in the Product Development Plan, as provided in this Section 4. Following the Collaboration Period, subject to Section 4.3.2(g), Pfizer shall have the sole authority over and control of the Development, Manufacture, Regulatory Approval and Commercialization of Compounds and Licensed Products, and will retain final decision-making authority with respect thereto, including sole and exclusive control over (a) pricing of Licensed Products and (b) the negotiation of Licensed Product pricing with all Regulatory Authorities and other Third Parties. Notwithstanding the foregoing, neither Party shall have the authority to require the other Party to provide personnel or other resources except as explicitly set forth in this Agreement or an approved Product Development Plan.

4.2 Product Development Plan. Subject to Section 4.3.2(i), all Development activities to be conducted during the Collaboration Period in connection with any Compound or Licensed Product will be performed by the Parties in accordance with the terms and conditions set forth in this Section 4 and the Licensed Product development plan as set forth in Exhibit A (as such plan may be amended from time to time by mutual agreement of the Parties, the “Product Development Plan”). The Product Development Plan shall include, among other things (a) all Development activities reasonably anticipated to be undertaken by each Party to advance Development activities with respect to the first Licensed Product, including the planning, design and implementation of the Phase I/II Clinical Trial, (b) all pre-clinical, Phase I/II Clinical Trial and other development activities reasonably anticipated to be required to be performed by or on behalf of Spark, (c) the reasonably anticipated technical and Manufacturing activities to be undertaken by the Parties to support the Phase I/II Clinical Trial, (d) a reasonably detailed budget for each of the activities to be performed by Spark and Pfizer under the Product Development Plan (the “Budget”) and (e) particular personnel and other resources that each Party will be required to contribute to the performance of Product Development Plan activities. The Parties agree that by consensus, the JSC may add one or more additional Product Development Plans with respect to additional Compounds and Licensed Products. For the opening of Clinical Trial sites in jurisdictions outside the United States, Pfizer shall provide an appropriate representative who will join Spark study team meetings and provide reasonable assistance and advice.

4.3 Collaboration Period Governance.

4.3.1. Collaboration Management.

(a) Program Directors. Each Party will appoint a program director to oversee all activities conducted under the Product Development Plan during the Collaboration Period (each, a “Program Director” and together the “Program Directors”). Each Party may change its designated Program Director at any time upon written notice to the other Party. Each Program Director will coordinate the efforts of its respective Party in conducting activities under the Product Development Plan during the Collaboration Period.

(b) Alliance Managers. During the Collaboration Period, each Party will appoint a single individual to act as the primary point of contact between the Parties to support the activities under the Product Development Plan (the “Alliance Managers”). Each Party may change its designated Alliance Manager at any time upon written notice to the other Party. The Alliance Managers will:

(i) use good faith efforts to attend (either in person or by telecommunications) all meetings of the JSC; provided, however, that all Alliance Managers will be non-voting members at such meetings; and

(ii) be the first point of referral for all matters of conflict resolution, and bring disputes to the attention of the JSC in a timely manner.

(c) Acknowledgement. Each Party acknowledges that the other Party may elect to designate the same individual to serve as both its Program Director and its Alliance Manager.

4.3.2. Joint Steering Committee.

(a) Composition. Upon the Effective Date, the Parties will establish a Joint Steering Committee (“JSC”), comprised of [**] representatives of Spark (including the Program Director for Spark) and [**] representatives of Pfizer (including the Program Director for Pfizer). The JSC representatives for each of Pfizer and Spark will be referred to herein as the “Pfizer JSC Members” and the “Spark JSC Members”, respectively. Each Party may replace its representatives to the JSC at any time upon notice to the other Party and the Parties may by agreement increase or decrease the number of representatives from each Party on the JSC; provided that at all times an equal number of representatives from each Party are appointed to the JSC. Each Party may invite, or ask the other Party to invite, its representatives and representatives of any CRO, clinical research investigator or other Third Party to attend meetings of the JSC and provide information related to any Compound or Licensed Product.

(b) Committee Chair. The JSC will be co-chaired by a Spark JSC Member and a Pfizer JSC Member (“JSC Co-Chair”). Spark or Pfizer may replace its appointed JSC Co-Chair at any time upon notice to other Party. Each JSC Co-Chair will organize meetings on an alternating basis, and will be considered the JSC chair (“JSC Chair”) for purposes of its responsibilities below for any meeting it organizes. The responsibilities of the JSC Chair will be:

(i) to notify each Party at least [**] days in advance of each JSC meeting;

(ii) to collect and organize agenda items from each Party for each JSC meeting; and

(iii) to prepare the written minutes of each JSC meeting and circulate such minutes for review and approval by the Parties, and identify action items to be carried out by the Parties.

(c) Meetings.

(i) Scheduled JSC Meetings. The JSC will meet on a [**] basis (or less frequently upon mutual agreement of the Parties), either in-person or by audio or video teleconference (each a “Scheduled JSC Meeting”). Scheduled JSC Meetings will occur at such times and places as mutually agreed to by the Parties; provided, however, that no more than [**] in-person meetings will be required in any Calendar Year. Any sub-committees or working groups established in accordance with Section 4.3.2(d)(iii) may meet via audio or video teleconference on a regular basis and in-person at such times and places as the Parties may agree. Scheduled JSC Meetings will only occur if at least one JSC member of each Party is present at the meeting or participating by teleconference or videoconference. Each Party will be solely responsible for, and will not be entitled to any reimbursement from the other Party with respect to, any and all personnel costs or expenses (including travel expenses) which are incurred by or on behalf of its Representatives in connection with participation in any JSC meetings or sub-committee or working group meetings, or any other travel required to be undertaken by either Party’s personnel in connection with the performance of the Agreement. The Parties will endeavor to schedule Scheduled JSC Meetings at least [**] months in advance. The Spark JSC Chair will provide Pfizer with Spark’s written summary of Spark Know-How covering the reporting period since the last written summary to the extent required pursuant to Section 4.5.2 no later than [**] Business Days prior to the scheduled date for each Scheduled JSC Meeting. Each JSC Chair will use good faith efforts to (i) prepare and circulate to other Party each Scheduled JSC Meeting agenda no later than [**] Business Days prior to the scheduled date for each Scheduled JSC Meeting and (ii) circulate for review and approval by the other Party written minutes of each Scheduled JSC Meeting within [**] days after such Scheduled JSC Meeting. The Parties will agree on the minutes of each meeting promptly, but in no event later than the next Schedule JSC Meeting.

(ii) Ad-hoc JSC Meetings. On [**] notice, either Party may request an ad-hoc meeting of the JSC to discuss issues that due to urgency need to be addressed prior to the next Scheduled JSC Meeting. For the avoidance of doubt, these meetings will not be Scheduled JSC Meetings. Ad-hoc meetings may occur via audio or video teleconference or in-person as the Parties may agree.

(iii) Final Scheduled JSC Meeting. Notwithstanding the date of the last Scheduled JSC Meeting, the Parties will schedule a Scheduled JSC Meeting as close to the end of the Collaboration Period as possible.

(d) Responsibilities. During the Collaboration Period, the JSC will coordinate and provide operational and strategic oversight of the activities to be performed under the Product Development Plan and by each Party and, within such scope, will:

(i) monitor and assess the progress of activities under the Product Development Plan, including GxP compliance including but not limited to significant aspects of Phase I/II Clinical Trial conduct regarding patient safety, data integrity and protocol adherence and data and statistical management activities and plans for the Phase I/II Clinical Trials related to any Compounds or Licensed Products;

(ii) discuss the efforts to exploit Licensed Product(s), and answer each Party’s questions regarding the other Party’s performance under this Agreement;

(iii) form such other committees and sub-committees as the JSC may deem appropriate; provided that such committees and sub-committees may make recommendations to the JSC, but may not be delegated JSC decision-making authority;

(iv) address such other matters relating to the activities of the Parties under the Product Development Plan as either Party may bring before the JSC, including any matters that are expressly for the JSC to decide as provided in this Agreement; and

(v) attempt to resolve disputes between the Parties with respect to the performance of activities under the Product Development Plan on an informal basis, subject to Section 4.3.2(e).

(e) Decision-making. Regardless of the number of Pfizer JSC Members or Spark JSC Members, each Party will have one vote, and the JSC will make decisions on a unanimous basis. During the Collaboration Period, the JSC will use good faith efforts to reach agreement on any and all matters properly brought before it. If, despite such good faith efforts, the JSC is unable to reach unanimous agreement on a particular matter, within [**] days after the JSC first meets to consider such matter, or such later date as may be mutually agreed by the Parties in writing (each such matter, a “Disputed Matter”), then either Party may refer such Disputed Matter for resolution by the appropriate senior executives of each Party, and such senior officers will promptly initiate discussions in good faith to resolve such Disputed Matter. If the senior executives of each Party are unable to resolve such Disputed Matter within [**] days of it being referred to them, then subject to Section 3.2.1, Section 4.1 and Section 4.3.2(h), Spark will have final decision-making authority with respect to such Disputed Matter; provided that the Parties must mutually agree, and Spark shall not have the final decision-making authority, with respect to Material Amendments to the Clinical Trial protocol for any Clinical Trials, initiation of any additional Clinical Trials, amendments to the Product Development Plan or the addition of a Product Development Plan for additional Compounds and Licensed Products, except as provided in Section 4.3.2(i). If Pfizer assumes final decision-making authority as to Disputed Matters during the Collaboration Period as provided under any Section of this Agreement, Pfizer’s final decision-making authority shall be subject to the same limitations as set forth above with respect to Spark’s final decision-making authority. A “Material Amendment” to a Clinical Trial protocol is an amendment that can reasonably be expected to affect the reportability or submission of the Clinical Trial to a Regulatory Authority, or the safety, scope, GxP or integrity of the Clinical Trial (including subject population, sample size, study endpoints or other measurements, inclusion/exclusion criteria, treatment or dosing regimen or schedule, [**] or study tests or procedures), but does not include administrative changes to the protocol (including a change in trial personnel).

(f) Limits on JSC Authority. Notwithstanding any provision of this Section 4.3 to the contrary, (i) each Party will retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers, or discretion will be delegated to or vested in the JSC unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing, (ii) the JSC will not have the power to amend this

Agreement or terminate or otherwise modify or waive compliance with this Agreement in any manner and (iii) neither Party will require the other Party to (A) breach any obligation or agreement that such other Party may have with or to a Third Party or (B) during the Collaboration Period, perform any activities that are materially different or greater in scope or more costly than those provided for in the Product Development Plan, as applicable, then in effect.

(g) Post-Collaboration Period Role. Following the Collaboration Period, the JSC will cease to have the responsibilities set forth in Section 4.3.2(d) and the decision-making authority set forth in Section 4.3.2(e), and will no longer function as a decision-making body, provided that, if activities remain for Spark to perform under the Product Development Plan relating to Compound(s) for which a Phase I/II Clinical Trial has not been completed, as to such remaining activities the JSC shall continue to have the responsibilities set forth in Section 4.3.2(d) and the decision-making authority set forth in Section 4.3.2(e), and will continue to function as a decision-making body. The JSC will be restructured to constitute an information sharing group and a forum for scheduled discussions between the Parties regarding the Development and Commercialization of the Products, including progress under the Product Development Plan, the Annual Activity Report and other matters related to the Products during the Term. For clarity, following the Collaboration Period, except as to the activities described above in this Section 4.3.2(g) above that remain subject to Section 4.3.2(d) and Section 4.3.2(e), all decisions previously within the remit of the JSC will be Pfizer’s sole decision, subject to Pfizer’s obligations under this Agreement, including Section 4.9, the limitations set forth in Section 4.3.2(e) and Spark’s obligations under this Agreement, including Section 4.4. In addition, at any time following the end of the Collaboration Period, Spark may elect to discontinue its participation in the JSC by providing Pfizer with written notice of its intention to disband and no longer participate in the JSC. After the JSC is disbanded, the Parties shall cooperate to facilitate, directly between the Parties, the continuation of any information sharing that otherwise would have occurred through the JSC.

(h) Spark Change of Control. In the event Spark enters into any agreement or other arrangement with any Factor IX Company with respect to a Change of Control of Spark prior to Completion of the Phase I/II Clinical Trial, following such, Pfizer shall have the right by written notice to Spark, to assume final decision-making authority with respect to any Disputed Matters within the JSC’s authority; it being understood that mutual agreement by Spark will be required with respect to the Disputed Matters that had required mutual agreement by Pfizer under Section 4.3.2(e).

(i) Research on Additional Compounds. During the Collaboration Period, in addition to the Development being conducted with respect to Compounds in the Product Development Plan, Spark shall have the right to conduct non-clinical, in vitro Development of Compounds (“Additional Compounds”) subject to the Budget line item titled “Pre Clinical Research

Support”, solely for the purpose of exploring the desirability of proposing Additional Compounds for further Development by the Parties pursuant to the Product Development Plan. Spark shall include in the summaries that Spark provides to the JSC pursuant to Section 4.5.2 the results of any Development activities conducted by Spark pursuant to this Section 4.3.2(i). Notwithstanding Section 3.2.1, unless the Parties mutually agree, to the extent that the aggregate Development Costs in respect of non-clinical, in vitro Development of Additional Compounds exceed the amounts set forth in the Budget under Pre Clinical Research Support, Spark shall pay [**] percent ([**]%) of such excess Development Costs, and such excess Development Costs will not be included for purposes of determining if the Cap has been exceeded.

4.4 Spark Development Activities Prior to Completion of the Phase I/II Clinical Trial. Spark will use its Commercially Reasonable Efforts to perform all activities set forth in this Section 4.4, including all of its obligations under the Product Development Plan, in a professional and timely manner.

4.4.1. Phase I/II Clinical Trial. Spark will use its Commercially Reasonable Efforts to ensure that the Phase I/II Clinical Trial is conducted and completed and to ensure that the Phase I/II Clinical Trial is conducted in accordance with GxP. In the event that there are obligations on Spark regarding the conduct of or data generated from the Phase I/II Clinical Trial, Spark will use its Commercially Reasonable Efforts to make any necessary amendments to any agreements with any clinical research investigators or other Third Parties conducting any activities related to the Phase I/II Clinical Trial, or obtain any necessary waivers or consents to such agreements, in order to permit Spark to comply with its obligations to Pfizer under this Agreement.

4.4.2. Completion of Phase I/II Clinical Trial. Upon conclusion of the Phase I/II Clinical Trial, Spark will prepare, complete and deliver to Pfizer the Phase I/II Clinical Data Package, including, with respect to the Phase I/II Clinical Trials, all elements set forth in Exhibit B (the “Data Package Elements”). Spark will cooperate with Pfizer to procure all such study reports and data in a form of sufficient quality and integrity such that all such data and reports will be suitable for submission to Regulatory Authorities in connection with any filings with Regulatory Authorities. Spark will be solely responsible for the assembly and delivery of the Phase I/II Clinical Data Package to Pfizer. Costs for the Phase I/II Clinical Trial will be shared between the Parties in accordance with Section 3.2.1.

4.5 Transfer Activities.

4.5.1. Initial Disclosure and Knowledge Transfer.

(a) Know-How. As soon as reasonably possible, but no later than the respective time periods as specified in the Technology Transfer Plan after the Effective Date, Spark shall, at its own cost, transfer to Pfizer true, accurate and complete copies of the information and documents specified in the Technology Transfer Plan.

(b) Tangible Materials. As soon as reasonably possible, but no later than the respective time periods as specified in the Technology Transfer Plan after the Effective Date, Spark shall, at its own cost, transfer to Pfizer the samples of tangible materials relating to or embodying the Spark Technology licensed hereunder that are specified in the Technology Transfer Plan.

4.5.2. Continuing Disclosure and Knowledge Transfer. No later than [**] Business Days prior to the scheduled date for each Scheduled JSC meeting during the Collaboration Period and thereafter during the Exclusivity Period as reasonably agreed by the Parties, Spark shall provide to Pfizer a written summary of Spark Know-How that is developed by Spark or that otherwise comes into the Control of Spark during the preceding reporting period to the extent such Know-How has not otherwise been disclosed to Pfizer (e.g., through inclusion in information provided to Pfizer via the JSC), is covered by the license granted to Pfizer under Section 2.1 and Section 2.2 and is necessary or useful for the Development, Manufacture, Commercialization or use of Compounds or Licensed Products in the Field. During the Term, subject to Section 4.15, Spark shall make appropriate personnel available to Pfizer at reasonable times, places and frequency and upon reasonable prior notice for the purpose of assisting Pfizer to understand and use the Spark Technology in connection with Pfizer’s Development, Manufacture, Commercialization and use of Compounds and Licensed Products.

4.5.3. Technology Transfer Plan. During the Collaboration Period and thereafter until the [**], Spark will provide Pfizer with reasonable assistance as necessary or desirable to effect the timely and orderly transfer of Spark Technology (other than Manufacturing process technology) to Pfizer (a) for Pfizer’s use to conduct any of its activities under the Product Development Plan, and after the Collaboration Period, Development, Manufacture and Commercialization of the Compounds and Licensed Products and (b) in accordance with the Technology Transfer Plan. Without limiting Spark’s obligations set forth elsewhere under this Section 4.5, Spark will perform all technology transfer activities as set forth under the technology transfer plan set forth in Exhibit C (the “Technology Transfer Plan”). During the Collaboration Period, all out-of-pocket costs and expenses and the costs of Spark’s personnel associated with the transfer of Spark Technology under the Technology Transfer Plan will be borne by Spark. Following the Collaboration Period, all reasonable out-of-pocket costs and expenses and the costs of Spark’s personnel, in excess of the time set forth in Section 4.15, associated with the transfer of Spark Technology under the Technology Transfer Plan will be borne by Pfizer. The Technology Transfer Plan does not include any transfer of Manufacturing process technology. Subject to Section 4.12, Pfizer may request that Spark provide Pfizer or one or more Pfizer Affiliates or Third Parties designated by Pfizer (and, as to Third Parties, approved by Spark as set forth in Section 4.12) with a transfer of Manufacturing process technology relating to Licensed Product(s). The Parties shall negotiate and agree upon a reasonable Manufacturing technology transfer plan and budget therefor, and all reasonable out-of-pocket costs and expenses and the reasonable costs of Spark’s personnel associated with such Manufacturing technology transfer will be borne by Pfizer.

4.6 Declaration of [**].

4.6.1. Promptly after receiving [**] with respect to the Lead Compound, Spark will provide written notice to Pfizer to that effect (the “[**] Notice”), together with the [**] supporting such determination by Spark that [**] for [**] have been met as set forth in Exhibit D (the “[**] Data Package”). Pfizer will have the right to conduct such activities and receive [**] related to the [**] Data Package elements set forth in Exhibit D, in good faith, to [**] during the [**] days following receipt of the [**] Notice and [**] Data Package, and Spark will provide such additional information as so requested by Pfizer as soon as practicable following such request. In the event Pfizer requests additional information within [**] days after Spark’s delivery of the [**] Data Package, Pfizer shall have a minimum of [**] days to review such additional information following receipt of such information, and such [**] day period may be extended by the number of days needed for Pfizer to have such [**] day minimum review period; provided, however, the Pfizer shall be entitled to [**] of the review period. In the event Pfizer does not provide written notice to Spark within such [**] day period [**] after receipt of the [**] Notice and [**] Data Package that it disagrees that [**] and specifying Pfizer’s reasons for such disagreement, [**] shall be deemed to have been [**] as of the date such [**] day period [**] ends. In the event Pfizer notifies Spark that it disagrees that [**] has been [**], such matter may be referred to dispute resolution pursuant to Section 10.9. In no event may Pfizer’s good faith disagreement with Spark with respect to the [**] be deemed a breach under this Agreement or give Spark a rise to a right of termination of this Agreement by Spark. Until the [**], the process described in this Section 4.6.1 may be repeated with respect to any Back-up Compounds.

4.6.2. Pfizer shall also have the right at any time, in its discretion, to determine that the [**] with respect to a Compound [**] whether or not the criteria therefor are fully satisfied, and in such event the [**] shall be deemed [**] for all purposes hereunder and [**] following such determination by Pfizer.

4.6.3. In the event Spark fails to deliver the [**] Notice and [**] Data Package to Pfizer during the Collaboration Period with respect to the Lead Compound, or if following Spark’s delivery of the [**] Notice and [**] Data Package with respect to the Lead Compound, Pfizer notifies Spark that Pfizer disagrees as to [**] of the [**] as described in Section 4.6.1, within [**] days after the end of the Collaboration Period, Pfizer will elect to either (a) [**], in which case Pfizer shall continue to Develop the Lead Compound pursuant to this Section 4, and Spark shall continue to Develop the Back-up Compounds pursuant to the Product Development Plan, if applicable, or (b) provide Spark with written notice that it desires that Spark continue to Develop the Back-up Compounds pursuant to the Product Development Plan, if applicable, in which case Pfizer will not be permitted to continue Development of the Lead Compound

(unless it subsequently [**] pursuant to Section 4.6.2) and Spark will continue to Develop the Back-up Compounds pursuant to the Product Development Plan, if applicable. In the event Pfizer elects neither (a) nor (b), Spark shall have the right to terminate this Agreement pursuant to Section 8.5.1. The process outlined in this Section 4.6.3 above shall be repeated with respect to each Back-up Compound, until Pfizer either elects to [**] or no further Back-up Compounds are being Developed pursuant to the Product Development Plan, it being understood that with respect to the last Back-up Compound with respect to which the Collaboration Period has ended, if Pfizer does not elect to proceed with Development of such Back-up Compound within [**] days following the Collaboration Period and [**], Spark has the right to terminate this Agreement, as set forth in Section 8.5.1.

4.7 Adverse Events and Safety Reporting. Spark will, will cause its Affiliates and each CRO, clinical research investigator or other Third Party (in each case, as applicable) to, report to Pfizer, in a format to be reasonably agreed by the Parties, all Adverse Events or other safety, tolerability or other data, including all investigator safety letters or other safety information, that Spark or any clinical research investigator or other applicable Third Party generates, receives or otherwise becomes aware of that (a) Pfizer may be required to report to any Regulatory Authority in connection with its Development, Manufacturing or Commercialization of any Compound or Licensed Product or (b) otherwise indicates or signals that any Compound or Licensed Product has or may have an unacceptable risk-benefit profile. The Parties will cooperate so that such data, results and information are transferred to Pfizer as expeditiously as possible. In addition, upon Pfizer’s request, the Parties will enter into a separate pharmacovigilance agreement setting forth the responsibilities and procedures for collecting, sharing and reporting to applicable Regulatory Authorities information regarding Adverse Events and other safety information that is or may be associated with any Compound or Licensed Product, including so as to permit each Party to comply with Applicable Laws and the requirements of Regulatory Authorities (the “Pharmacovigilance Agreement”); provided that, for clarity, to the extent there is any conflict between the terms and conditions of the Pharmacovigilance Agreement and this Agreement with respect to the matters covered by such Pharmacovigilance Agreement, the Pharmacovigilance Agreement will govern and control.

4.8 Access to Information. Pfizer may request the following information from Spark from time-to-time during the Exclusivity Period, including in connection with verifying achievement of [**], Completion of the Phase I/II Clinical Trial, preparation for EOP2 Meetings and transitioning of any Development activities from Spark to Pfizer:

4.8.1. Documentation and Access. Upon Pfizer’s request, Spark will promptly provide Pfizer with (a) to the extent in Spark’s possession or control, access to, or copies of, information regarding processes and systems, including quality management and adherence to GxP in connection with the conduct of the Phase I/II Clinical Trial and any other Clinical Trials being conducted by Spark as to Compounds and Licensed Products and other supporting information, such that Pfizer may gather sufficient information as part of its due diligence investigations in order to verify achievement of [**] and planning for the Phase III Clinical Trial and (b) subject to Section 4.15, reasonable access, during normal business hours (provided that reasonable advance notice is given to Spark) to Spark personnel which were or are involved in the use, discovery or development of the applicable Spark Technology.

4.8.2. Audit. Spark will, and will cause its Affiliates to, permit Pfizer to conduct an audit regarding Development activities to ensure GxP compliance, and will procure access for Pfizer to any manufacturer (including for purposes of conducting any applicable GMP audits of any manufacturer of any Compound or License Product), CRO or Clinical Trial site during the Phase I/II Clinical Trials, including any subcontractor facilities and any Third Party involved in any Phase I/II Clinical Trial conduct, data or sample analysis, so that Pfizer may conduct an audit regarding Development activities to ensure GxP compliance.

4.8.3. Third Party Manufacturers. In the event Spark has or will contract with Third Party Manufacturers with respect to Compound or Licensed Product, Spark will, upon Pfizer’s request, grant to Pfizer reasonable access and permission to engage in substantive discussions with Spark’s Third Party manufacturers of any Compound or Licensed Product, and during the Collaboration Period, at Pfizer’s request, Spark will meet with any and all current or potential Third Party manufacturers of any Compound or Licensed Product.

4.8.4. Spark Phase I/II Clinical Trial and Non-Clinical Trial Data Sets. Upon Pfizer’s request, and without limiting the right for Pfizer to receive information under Section 4.4.2, Spark will provide Pfizer with all information in Spark’s possession or control, and will procure access for Pfizer, to all non-Clinical Trial and Clinical Trial data arising from the Research Program that relates to the Development of any Compound or Licensed Product, including provision of the following to Pfizer by Spark: (a) the definitions and attributes that comprise the Phase I/II Clinical Data Package, (b) the data quality management and validation processes that underlie the Phase I/II Clinical Data Package and any database in which such Phase I/II Clinical Data Package is maintained, (c) the methodologies that have been utilized in converting source data into output data in connection with the Phase I/II Clinical Data Package, (d) the relevant statistical analysis assumptions or plans for the Phase I/II Clinical Data Package, (e) audit history of the Phase I/II Clinical Data Package and the database in which it is maintained, (f) all data, including appropriately de-identified subject-level records, raw datasets, compiled data (derived statistical data sets) and trial master files (TMF) in the form of SAS Export/Transport file format (XPT) files, (g) the electronic data dictionary consisting of all versions of the case report form used in the Phase I/II Clinical Trial, annotated with the variable names and corresponding datasets, (h) all databases, including the safety database and non-clinical and clinical databases for Development through Completion of the Phase I/II Clinical Trial), and (i) any other documentation as reasonably requested by Pfizer including versions of medical coding dictionaries used, statistical programs to produce tables, listings and graphs (TLG), statistical analysis plan (SAP), data management program, statistical programming plan and other TMF as Portable Document Format (PDF) files.

4.8.5. Test Data Transfer. Upon Pfizer’s request, Spark will transfer a set of test data to Pfizer or Pfizer’s designee in advance of Completion of the Phase I/II Clinical Trial in order for Pfizer to perform certain qualification steps to determine if (a)

the transmission meets Pfizer requirements in content and process and (b) the data will load successfully into the target Pfizer database. Spark will reasonably cooperate with Pfizer if changes are needed in the data formatting or transmission process to ensure data quality and usability. Spark will transfer additional sets of test data if needed after such changes are made and again if there are any changes in Phase I/II Clinical Trial variables or data collection tools during the Phase I/II Clinical Trial. A test data set will consist of complete dummy data for at least [**] hypothetical or actual study subjects.

4.9 Pfizer Diligence.

4.9.1. Development Diligence. Following the Collaboration Period, Pfizer will use Commercially Reasonable Efforts to Develop and seek Regulatory Approval for at least [**] in at least one indication in [**], at its own cost. No later than [**] days following the EOP2 Meeting with the FDA and EMA, Pfizer shall provide Spark with [**] (the “Pivotal Trial Development Plan”), [**]. Without limiting its obligations in the first sentence of this Section 4.9.1 and its rights under Section 4.9.4, Pfizer will use its Commercially Reasonable Efforts to conduct the Pivotal Trial Development Plan [**] thereunder, it being understood that [**] within the control of Pfizer may [**] outlined in the Pivotal Trial Development Plan. Pfizer may [**] the Pivotal Trial Development Plan [**], provided that any such [**] with Pfizer’s exercise of its required Commercially Reasonable Efforts, and shall promptly provide to Spark with such [**] Pivotal Trial Development Plan. Except as outlined above or as otherwise set forth in this Agreement, Pfizer will have no other diligence obligations with respect to the Development or Regulatory Approval of Licensed Products under this Agreement. Pfizer shall ensure that the Pivotal Trial Development Plan and [**] submitted to Spark shall be the same as or substantially consistent with the corresponding plan used by Pfizer for internal planning and management purposes.

4.9.2. Commercial Diligence. Pfizer will use Commercially Reasonable Efforts to Commercialize at least [**] in [**], where Pfizer or its designated Affiliates or sublicensees seek and receive Regulatory Approval for such [**]. Pfizer will have no other diligence obligations with respect to the Commercialization of Licensed Products except as otherwise set forth in this Agreement.

4.9.3. Exceptions to Diligence Obligations. Notwithstanding any provisions of this Agreement to the contrary, Pfizer will not be deemed in breach of its Diligence Obligations to the extent that:

(a) Pfizer or Spark receives or generates any safety, tolerability or other data indicating or signaling that a Licensed Product has or would have an unacceptable risk-benefit profile or is otherwise not reasonably suited for initiation or continuation of Clinical Trials; or

(b) Pfizer or Spark receives any notice, information or correspondence from any applicable Regulatory Authority or any applicable Regulatory Authority takes any action that reasonably indicates that a Licensed Product is unlikely to receive Regulatory Approval or Regulatory Exclusivity; or

(c) if (i) Pfizer intends to Manufacture Compound or Licensed Products for Phase III Clinical Development and/or Commercialization under Section 4.12, and either (A) the Parties cannot agree upon a technology transfer plan pursuant to Section 4.5.3, or (B) Spark fails to complete a transfer of the Manufacture process technology to Pfizer, or (ii) the Parties have mutually agreed to have Spark Manufacture for the Phase III Clinical Trials and/or Commercialization of Licensed Products and Spark fails to deliver the Compounds or Licensed Products pursuant to such the negotiated supply agreement;

provided that, in the case of either (a), (b) or (c)(i)(A), Pfizer shall continue to take such steps, if any, as are consistent with the exercise of Commercially Reasonable Efforts in view of such circumstances.

In the event of any of the foregoing, Pfizer may take any and all actions it deems necessary or appropriate in its reasonable discretion with respect to Development activities or clinical studies to appropriately address such concerns, including instituting a clinical hold or otherwise suspending Development, terminating some or all Development activities or clinical studies with respect to a particular Compound or Licensed Product or terminating this Agreement in its entirety or with respect to such Compound or Licensed Product pursuant to Section 8.3.

4.9.4. Deemed Satisfaction of Pfizer’s Diligence Obligations. Without in any way expanding Pfizer’s obligations under this Agreement, Pfizer’s achievement of any Development Milestone entitling Spark to receive a specific Development Milestone Payment described in Section 3.3 will be conclusive evidence that Pfizer has satisfied its Pfizer Diligence Obligations under this Agreement with respect to Development activities specifically related to the corresponding Development Milestone. For the avoidance of doubt, the achievement of a specific Development Milestone is intended only as an example of diligence constituting satisfaction of the Pfizer Diligence Obligations. Pfizer may fully satisfy the Pfizer Diligence Obligations without achieving a Development Milestone, provided that Pfizer otherwise complies with the provisions of Section 4.9.1 and Section 4.9.2.

4.9.5. Communication and Resolution of Diligence Issues. If Spark believes that Pfizer has failed to meet any of its obligations under Section 4.9.1 or Section 4.9.2, then Spark will promptly notify Pfizer in writing of such potential alleged performance failure (each such potential alleged performance failure, a “Diligence Issue”). Promptly upon Pfizer’s receipt of any notification of a Diligence Issue pursuant to this Section 4.9.5, Pfizer and Spark will meet discuss the specific nature of such Diligence Issue and seek to identify an appropriate corrective course of action. If requested by Spark, such meeting will include a representative of Pfizer and that is at least at the level of senior vice president or above and the Chief Executive Officer of Spark. If, no later than [**] days after Pfizer’s receipt of such notice, (a) the Parties have not reached consensus regarding whether Pfizer has failed to satisfy its obligations pursuant to Section 4.9.1 or

Section 4.9.2 and (b) the Parties have not agreed upon an appropriate corrective course of action for such Diligence Issue, then such Diligence Issue will be escalated and resolved pursuant to the provisions set forth in Section 10.9 (provided that Section 10.9.1(a) and Section 10.9.1(b) shall have been deemed to have been satisfied with respect to such diligence issue).

4.10 Regulatory Affairs.

4.10.1. Filings, Communications and Meetings During Collaboration Period. During the Collaboration Period, Spark will be responsible for all filings, reports and communications with all Regulatory Authorities with respect to any Compound or Licensed Product in its own name; provided, however, that Spark will provide such filings, correspondence or reports that can reasonably be expected to affect the reportability or submission of the Clinical Trial to a Regulatory Authority, or the safety, scope, GxP or integrity of the Clinical Trial (including subject population, sample size, study endpoints or other measurements, inclusion/exclusion criteria, treatment or dosing regimen or schedule, or [**], or study tests or procedures, but does not include administrative changes to the protocol (including a change in trial personnel) in advance of any submission to the applicable Regulatory Authority for Pfizer’s review and prior approval, not to be unreasonably withheld, delayed or conditioned. Spark will accommodate Pfizer’s reasonable requests to participate in communications with Regulatory Authorities, including attending meetings and reviewing minutes of any meetings, material telephone conferences or material discussions with such Regulatory Authorities, in each case with respect to any Compound or Licensed Product and to the extent permitted by any applicable Regulatory Authority.

4.10.2. Post-Collaboration Period. Following the Collaboration Period, subject to Pfizer’s obligations under Section 4.9.1 and Section 4.9.2, Pfizer shall solely determine all regulatory plans and strategies for Licensed Products and will own, have sole authority for and be responsible for preparing, seeking, submitting and maintaining all regulatory filings and Regulatory Approvals for all Licensed Products, including preparing all reports necessary as part of a regulatory filing, Regulatory Approval or Regulatory Exclusivity in any country in the Territory, at its own expense. Spark will and upon the end of the Collaboration Period hereby does assign any and all Regulatory Approvals or any other rights or permissions granted by any Regulatory Authority to Pfizer, together with all other regulatory filings and development data, to the extent such assignment is permissible under Applicable Law. Further, Spark will take all actions and provide all assistance reasonably requested by Pfizer to effect the assignments in this Section 4.10.2 and, subject to Section 4.15, to otherwise take such reasonable actions to assist Pfizer in making regulatory filings and seeking and maintaining Regulatory Approval and Regulatory Exclusivity.

4.10.3. End of Phase II Meetings. Following Completion of the Phase I/II Clinical Trial, the Parties will arrange for End of Phase II meetings (each, an “EOP2 Meeting”) with each of the FDA and EMA. The objective of each EOP2 Meeting will be to discuss and confirm the clinical development pathway for further Development of the Licensed Products. The Parties will jointly prepare for each EOP2

Meeting, including (a) formulating the plan for further Development of Licensed Products and the regulatory strategy and pathway for such Product and (b) the preparation of any correspondence and filings with the Regulatory Authorities. Decisions regarding all matters related to the EOP2 Meetings will be made by consensus of the Parties; provided, however, in the event that the Parties cannot reach consensus on any such matter, Pfizer will have the right to make the final decision.

4.10.4. Reporting. With respect to any activities occurring prior to the date that Pfizer becomes the sponsor for the Phase III Clinical Trial in all countries where such trial is being conducted, each Party (the “Reporting Party”) will promptly notify the other Party in writing (a) of any GxP compliance inspections relating to any Compound or Licensed Product or any activities performed by the Reporting Party under this Agreement, and the Reporting Party provide the other Party with access to all reports related to any such GxP compliance inspections and the Reporting Party’s responses thereto, (b) in the event that the Reporting Party or any clinical research investigator or other Third Party performing activities related to any activities of the Reporting Party hereunder is obligated under Applicable Law to report any information to any Regulatory Authority and (c) of any agreement regarding any corrective and preventative actions by and between the Reporting Party, or any CRO, clinical research investigator or other Third Party performing activities related to any activities of the Reporting Party hereunder, and any Regulatory Authority, and the Reporting Party will provide copies of any such agreements to the other Party.

4.10.5. Regulatory Reporting. Following the Collaboration Period, Pfizer will be responsible for all Adverse Event reporting and other safety information exchange in accordance with Section 4.7.

4.10.6. Regulatory Communications. Following the Collaboration Period, upon Spark’s reasonable request, Pfizer will reasonably consider and endeavor to accommodate Spark’s requests to participate in communications with Regulatory Authorities at Spark’s sole cost and expense, including attending meetings and reviewing minutes of any meetings, material telephone conferences or material discussions with such Regulatory Authorities, in each case with respect to any Compound or Licensed Product and to the extent permitted by any applicable Regulatory Authority.

4.10.7. Cooperation. Following the Collaboration Period, Spark will and will require its Affiliates, CROs, clinical research investigators, or other applicable Third Parties to, reasonably cooperate with Pfizer and all Pfizer’s Affiliates in the event of any inspection by a Regulatory Authority related to any Compound or Licensed Product or any activities to be performed under this Agreement. Such cooperation will include providing Pfizer with access to all Data Package Elements and all information listed in Section 4.4 and Section 4.8.

4.11 Commercialization Activities.

4.11.1. General. Subject to Section 4.9.2, Pfizer shall have sole and exclusive control over all matters relating to the Commercialization of Compounds and Licensed Products, including sole and exclusive control over (a) pricing of Licensed Products and (b) the negotiation of Licensed Product pricing with Regulatory Authorities and other Third Parties; provided, however, that in the Major Market Countries and Japan, Pfizer shall not use Third Party sublicensees or exclusive distributors to sell Licensed Products without the consent of Spark, such consent not to be unreasonably withheld or delayed.

4.11.2. Branding. Pfizer or its designated Affiliates or sublicensees shall select and own all Trademarks used in connection with the Commercialization of any and all Licensed Products.

4.12 Manufacturing. Spark shall maintain responsibility for Manufacture of Compounds and Licensed Product for Development of Licensed Products until the end of Phase I/II Clinical Trial. The Manufacturing Costs of such supply shall be included in the Budget. Subject to the following sentence, Pfizer shall have the exclusive right to Manufacture for the Phase III Clinical Trials and Commercialization of Licensed Products either itself or through one or more Affiliates or Third Parties selected by Pfizer, such Third Parties to be subject to Spark’s consent, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, the Parties may mutually agree to have Spark Manufacture for the Phase III Clinical Trials and/or Commercialization of Licensed Products, in which case the Parties shall negotiate in good faith and enter into an appropriate supply agreement therefor on commercially reasonable terms.

4.13 Progress Reporting. After the Collaboration Period, Pfizer shall provide Spark with annual written reports summarizing Pfizer’s activities to Develop and Commercialize Licensed Products (each, an “Annual Activity Report”). Any information or written report provided by Pfizer to Spark pursuant to this Section 4.13 shall be deemed to be Pfizer’s Confidential Information and subject to the provisions of Section 6.

4.14 Other Pfizer Programs. Subject to Section 2.10, Spark understands and acknowledges that Pfizer may have present or future initiatives or opportunities, including initiatives or opportunities with its Affiliates or Third Parties, involving products, programs, technologies or processes that are similar to, and in some instances may compete with a Compound or Licensed Product, program, technology or process covered by this Agreement. Spark acknowledges and agrees that, except for Section 2.10, nothing in this Agreement will be construed as a representation, warranty, covenant or inference that Pfizer will not itself Develop, Manufacture or Commercialize or enter into business relationships with one or more of its Affiliates or Third Parties to Develop, Manufacture or Commercialize products, programs, technologies or processes that are similar to or that may compete with any product, program, technology or process covered by this Agreement, provided that, for clarity, Pfizer will not use Spark’s Confidential Information in breach of this Agreement.

4.15 Limitation on Spark Support. After the Collaboration Period, Spark’s obligations to provide personnel support to Pfizer as required in Sections 4.5.2, 4.5.3, 4.8.1 and, subject to the next sentence below, 4.10.2 shall be subject to the following: (a) for Spark personnel time in excess of an aggregate of [**] per month, Spark’s provision of such support shall be subject to the Parties’ reasonable agreement on a plan and budget for such support, and Pfizer shall pay Spark for such support in accordance with such agreed budget and (b)

reasonable limitations on the availability of applicable Spark personnel. Notwithstanding the foregoing, Spark’s obligations to provide personnel support to Pfizer as required in Section 4.10.2 shall not be subject to the foregoing limitations until the EOP2 Meeting has been completed.

5.	Intellectual Property.

5.1 Pre-Existing IP. Subject to the licenses granted pursuant to Section 2.1 and Section 2.2, each Party shall retain all right, title and interest in and to any Intellectual Property Rights that are Controlled by such Party prior to or independent of this Agreement.

5.2 Developed IP.

5.2.1. Ownership of Jointly Invented Research Program Technology. The Parties shall jointly own all jointly invented Research Program Technology and Joint Technology. Subject to the grant of licenses to Pfizer under Section 2.1 and Section 2.2 and the Parties’ other rights and obligations under this Agreement, each Party shall be free to exploit, either itself or through the grant of licenses to Third Parties (which Third Party licenses may be further sublicensed), jointly invented Research Program Technology and Joint Technology throughout the world without restriction, without the need to obtain further consent from or provide notice to the other Party, and without any duty to account or otherwise make any payment of any compensation to the other Party.

5.2.2. Pfizer Technology. Pfizer shall own all right, title and interest in and to any Intellectual Property Rights conceived by Pfizer, its Affiliates, subcontractors or sublicensees in the course of conducting the Research Program, and otherwise in connection with Pfizer’s activities and exercising its rights under this Agreement, other than jointly invented Research Program Technology and Joint Technology.

5.2.3. Spark Technology. Subject to the grant of licenses to Pfizer under Section 2.1 and Section 2.2, Spark shall own all right, title and interest in and to any Intellectual Property Rights conceived by Spark, its Affiliates, subcontractors or sublicensees in the course of conducting the Research Program, and otherwise in connection with Spark’s activities and exercising its rights under this Agreement, other than jointly invented Research Program Technology and Joint Technology; provided, however, if Spark, its Affiliates, subcontractors or sublicensees conceive of Intellectual Property Rights, other than Manufacturing process Intellectual Property Rights, in the course of conducting the Research Program, and otherwise in connection with Spark’s activities and exercising its rights under this Agreement, after the date Pfizer has begun paying one hundred percent (100%) of Development Costs and Manufacturing Costs pursuant to Section 3.2.1, the Parties will jointly own all right, title and interest in and to such Intellectual Property Rights.

5.3 Patent Prosecution and Maintenance.

5.3.1. First Right to File, Prosecute and Maintain.

(a) Spark Patent Rights. Subject to Pfizer’s rights set forth in Section 5.3.3(a) below, Spark shall have the first right, but not the obligation, to prepare, file, prosecute (including any oppositions, interferences, derivations, reissue proceedings, reexaminations, interparty proceedings, and post-grant proceedings) and maintain the Spark Patent Rights and any Research Program Patent Rights solely invented by Spark or its representatives throughout the world, using patent counsel, patent agents and an annuity service of Spark’s choice that are reasonably acceptable to Pfizer. Spark agrees that at Pfizer’s request it will use reasonable efforts to obtain additional patents, within any Spark Patent Rights and any Research Program Patent Rights solely invented by Spark or its representatives, containing claims reasonably requested by Pfizer for the purposes of obtaining multiple patents upon which patent extensions might be granted. It is agreed that Spark may use internal patent counsel, filing clerks, and paralegals employed by Spark for such activities, including for coordinating worldwide filings of such Spark Patent Rights and Research Program Patent Rights solely invented by Spark or its representatives for prosecution before the European Patent Office, and for directly instructing U.S. outside counsel and ex-U.S. patent agents, including by providing draft applications and responses. It is also agreed that Spark may employ its preferred patent agents to conduct such activities as required for U.S. and ex-U.S. prosecution. Spark shall pay [**] percent ([**]%) of all fees and costs of outside counsel/patent agents/annuity service engaged pursuant to this Section 5.3.1(a) (including patent office fees and other Third Party fees and costs) in preparing, filing, prosecuting and maintaining such Spark Patent Rights and Research Program Patent Rights solely invented by Spark or its representatives in the countries and regions listed in Schedule 5.3.1(a), provided that Spark shall not be responsible for (x) any fees or costs related to any independent correspondence with or instructions by Pfizer (or any Pfizer Representative) or (y) any patent office fees, and associated counsel/agent fees and costs, for extensions, which are not incurred at the request of, and not due to the actions of, Spark. Spark shall notify Pfizer at least [**] days prior to the deadline for filing a convention patent application and/or entering into the national phase with respect to any PCT application included in the aforementioned Spark Patent Rights and Research Program Patent Rights. No later than [**] days prior to filing a convention application or entry into the national phase Pfizer shall provide Spark with a list of additional countries and regions in which Pfizer would like Spark to file. Spark shall file patent applications in all countries and regions requested by Pfizer pursuant to this Section 5.3.1(a). Pfizer shall pay [**] percent ([**]%) and Spark shall pay [**] percent ([**]%) of all fees and costs of outside counsel/patent agents/annuity service engaged (including patent office fees and other Third Party fees and costs) in preparing, filing, prosecuting and maintaining such Spark Patent Rights and Research Program Patent Rights in such countries and regions requested by Pfizer not listed in Schedule 5.3.1(a).

(b) Jointly Invented Research Program Patent Rights and Joint Patent Rights. Subject to Spark’s rights set forth in Section 5.3.3(b) below, Pfizer shall have the first right, but not the obligation, to prepare, file, prosecute (including any oppositions, interferences, derivations, reissue proceedings, reexaminations, interparty proceedings, and post-grant proceedings) and maintain the jointly invented Research Program Patent Rights and Joint Patent Rights throughout the world, using patent counsel, patent agents and an annuity service of Pfizer’s choice that are reasonably acceptable to Spark. It is agreed that Pfizer may use internal patent counsel, filing clerks, and paralegals employed by Pfizer for such activities, including for coordinating worldwide filings of such Research Program Patent Rights and Joint Patent Rights, for prosecution before the European Patent Office, and for directly instructing U.S. outside counsel and ex-U.S. patent agents, including by providing draft applications and responses. It is also agreed that Pfizer may employ its preferred patent agents and/or members of the “Pfizer Legal Alliance” to conduct such activities as required for U.S. and ex-U.S. prosecution. Pfizer shall pay [**] percent ([**]%) of all fees and costs of outside counsel/patent agents/annuity service engaged pursuant to this Section 5.3.1(b) (including patent office fees and other Third Party fees and costs) in filing, prosecuting and maintaining the Research Program Patent Rights and Joint Patent Rights, provided that Pfizer shall not be responsible for (x) any fees or costs related to any independent correspondence with or instructions by Spark (or any Spark Representative) or (y) any patent office fees, and associated counsel/agent fees and costs, for extensions, which are not incurred at the request of, and not due to the actions of, Pfizer.

5.3.2. Review and Comment.

(a) Spark Patent Rights. Spark shall keep Pfizer advised on the status of the prosecution and maintenance of all Spark Patent Rights and Research Program Patent Rights solely invented by Spark or its representatives annually and at other times as necessary to comply with its obligations hereunder or as reasonably requested by Pfizer. For the United States, Europe and Japan, and any other countries or patent offices specifically requested in writing by Pfizer, Spark shall allow Pfizer a reasonable opportunity and reasonable time to review and comment regarding substantive communications from the relevant patent offices or Governmental Authorities and drafts of any responses or other proposed substantive filings before any such filings are submitted to any relevant patent offices or Governmental Authorities, and Spark shall consider in good faith any reasonable comments offered by Pfizer in preparing any final filings to be submitted to any relevant patent offices or Governmental Authorities.

(b) Jointly Invented Research Program Patent Rights and Joint Patent Rights. Pfizer shall keep Spark advised on the status of the prosecution and maintenance of all jointly invented Research Program Patent Rights and Joint Patent Rights annually and at other times as necessary to comply with its obligations hereunder or as reasonably requested by Spark. For the United States, Europe and Japan, and any other countries or patent offices specifically requested in writing by Spark, Pfizer shall allow Spark a reasonable opportunity and reasonable time to review and comment regarding substantive communications from the relevant patent offices or Governmental Authorities and drafts of any responses or other proposed substantive filings before any such filings are submitted to any relevant patent offices or Governmental Authorities, and Pfizer shall consider in good faith any reasonable comments offered by Spark in preparing any final filings to be submitted to any relevant patent offices or Governmental Authorities.

5.3.3. Election to Not Prosecute or Maintain.

(a) Spark Patent Rights. If Spark at any time declines to continue prosecution or maintenance of the patents and applications in a particular country for any Spark Patent Right or Research Program Patent Right solely invented by Spark or its representatives, then, subject to any limitations imposed by any Spark Third Party Agreement, Spark shall provide Pfizer with at least [**] days prior written notice to such effect, and Spark shall have no responsibility with respect to the prosecution or maintenance of the applicable Patent Right and no responsibility for any expenses incurred in connection with such Patent Right after the end of such [**] day period. If Pfizer gives written notice to Spark before the end of such [**] days period that Pfizer elects to continue prosecution or maintenance), (a) Spark, upon Pfizer’s request, shall execute such documents and perform such acts, at Pfizer’s expense, as may be reasonably necessary to permit Pfizer to prosecute and maintain such Patent Right at its sole expense and (b) Pfizer shall keep Spark advised on the status of the prosecution and maintenance of all such Patent Rights annually and at other times as reasonably requested by Spark; provided, however, that the use of any Spark Confidential Information in connection with Pfizer’s prosecution and maintenance shall be subject to Spark consent, not to be unreasonably withheld. If Pfizer does not give written notice to Spark before the end of such [**] day period that Pfizer elects to continue prosecution or maintenance of such Patent Right, Spark shall be entitled to allow such Patent Right to lapse.

(b) Jointly Invented Research Program Patent Rights and Joint Patent Rights. If Pfizer at any time declines to continue prosecution or maintenance of the patents and applications in a particular country for any jointly invented Research Program Patent Rights and Joint Patent Right, Pfizer shall provide Spark with at least [**] days prior written notice to such effect, and Pfizer shall have no responsibility with respect to the prosecution or maintenance of the applicable Patent Right and no responsibility for any expenses incurred in connection with such Patent Right after the end of such [**] day period. If Spark gives written notice to Pfizer before the end of such [**] day period that Spark elects to continue prosecution or maintenance, Pfizer, upon Spark’s request, shall make reasonable efforts to timely execute such documents and perform such acts, at Spark’s expense, as may be reasonably necessary to permit Spark to prosecute and maintain such Patent Right at its sole expense, and Spark shall keep Pfizer advised on the status of the prosecution and maintenance of all such Patent Rights [**] and at other times as reasonably requested by Pfizer; provided, however, that the use of any Pfizer Confidential Information in connection with Spark’s prosecution and maintenance shall be subject to Pfizer consent, not to be unreasonably withheld. If Spark does not give written notice to Pfizer before the end of such [**] day period that Spark elects to continue prosecution or maintenance of such Patent Right, Pfizer shall be entitled to allow such Patent Right to lapse.

5.3.4. Patent Term Restoration and Extension. Pfizer shall, subject to any limitations imposed by any Spark Third Party Agreement, have the exclusive right, but not the obligation, to seek, in Spark’s name if so required, patent term extensions, supplemental protection certificates and the like available under Applicable Law, including 35 U.S.C. § 156 and applicable foreign counterparts, in any country in the Territory as to the Spark Patent Rights, Research Program Patent Rights and Joint Patent Rights in relation to Licensed Products. Spark and Pfizer will cooperate in connection with all such activities. Pfizer will give due consideration to all suggestions and comments of Spark regarding any such activities, but in the event of a disagreement between the Parties, Pfizer will have the final decision-making authority; provided, however, that Pfizer will seek (or will allow Spark to seek) to extend, including through the use of supplemental protection certificates and the like, any Spark Patent Right, Research Program Patent Right or Joint Patent Right at Spark’s request unless in Pfizer’s reasonable legal determination such Spark Patent Right, Research Program Patent Right or Joint Patent Right may not be extended under Applicable Law without limiting Pfizer’s right to extend any other Patent Right.

5.3.5. European Patent Filing Decisions. Pfizer shall have the exclusive right, but not the obligation, to determine in relation to the jointly invented Research Program Patent Rights and Joint Patent Rights whether any European Patent Right shall be obtained as a national patent of a European state, or as a European patent with unitary effect, including whether to validate a European patent as a national patent or a patent with unitary effect. Where Pfizer has the first or sole right to enforce any such Patent Right under this agreement, unless such right to enforce has passed to Spark, Pfizer shall have the sole right, at any relevant time in the prosecution or enforcement of such Patent Right, to determine whether to subject such Patent Right to the jurisdiction of the Unified Patent Court, including with respect to any infringement or nullity action, and including with respect to any decision whether to opt-in or opt-out of such jurisdiction. Spark and Pfizer shall cooperate in connection with all such activities, taking such action in Spark’s name if so required. Pfizer, its agents and attorneys will give due consideration to all suggestions and comments of Spark regarding such determinations, but in the event of a disagreement between the Parties, Pfizer will have the final decision-making authority.

5.3.6. Liability. To the extent that a Party is obtaining, prosecuting or maintaining a Spark Patent Right, Research Program Patent Right or Joint Patent Right or otherwise exercising its rights under this Section 5.3, neither such Party, nor any of its Affiliates, employees, agents or representatives, shall be liable to the other Party in respect of any act, omission, default or neglect on the part of any such Affiliate, employee, agent or representative in connection with such activities undertaken in good faith.

5.3.7. Cooperation. Each Party shall provide the other Party all reasonable assistance and cooperation in the patent prosecution and extension efforts in accordance with this Section 5.3, including by providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution or extension applications.

5.3.8. Biosimilar Notices. Notwithstanding any provision of this Agreement to the contrary, each Party shall, within [**] Business Days after receipt thereof, give written notice to the other of any notice received from a Third Party of an application for FDA approval under the Biologics Price Competition and Innovation Act of 2009 (or any amendment or successor statute thereto) of a Biosimilar Product, or any certification under a similar statutory or regulatory requirement in any non-United States country in the Territory, claiming that a Spark Patent Right, Research Program Patent Right or Joint Patent Right covering any Product is invalid or that infringement will not arise from the Development, Manufacture or Commercialization of a proposed Biosimilar Product by a Third Party. Upon the giving of such notice, Pfizer shall have the first right but not the obligation, to bring an infringement action against such Third Party in connection with such certification. Pfizer shall notify Spark at least [**] Business Days prior to the date set forth by statute or regulation with respect to the first response to be made by the BLA holder, of its intent to exercise, or not exercise, this right, and, if Pfizer does not exercise this right, the Parties will have the rights and obligations as set forth in Section 5.4.3. Any infringement action against a Third Party arising under this Section 5.3.8 shall be governed by the provisions of Section 5.4.

5.4 Enforcement and Defense of Patent Rights.

5.4.1. Notification. Each Party will promptly notify the other Party in writing of any actual, potential, suspected or threatened infringement, misappropriation or other violation by a Third Party of any Spark Patent Right, Research Program Patent Right or Joint Patent Right of which it becomes aware (“Third Party Infringement”).

5.4.2. Control.

(a) Except as otherwise provided in this Section 5, and subject to any limitations imposed by any Spark Third Party Agreement, Pfizer will have the sole right but not the obligation, to institute litigation or take other steps to remedy Third Party Infringement within the Field, and any such litigation or steps will be at Pfizer’s expense; provided that any recoveries resulting from such litigation or steps relating to such Third Party Infringement, after deducting Pfizer’s out of pocket expenses (including counsel fees and expenses) in pursuing such claim, will be allocated between the Parties [**] percent ([**]%) to Pfizer and [**] percent ([**]%) to Spark. Spark will have the right, and to the extent the applicable Patent Rights are or become subject to a license from Spark to a Third Party licensee or collaborator outside the Field such Third Party shall have the right, to consult with Pfizer about such litigation and to participate in and be represented by independent counsel in such litigation at Spark’s, or such Third Party’s, own expense. Pfizer will not, without the prior written consent of Spark, not to be unreasonably withheld, enter into any compromise or settlement relating to such litigation that (a) admits the invalidity or unenforceability of any Spark Patent Right, Research Program Patent Right and Joint Patent Right or (b) requires Pfizer to abandon any Spark Patent Right, Research Program Patent Right and Joint Patent Right. In order to establish standing, Spark, upon request of Pfizer, agrees to timely commence or to join in any such litigation, at Pfizer’s expense, and in any event to cooperate with Pfizer in such litigation or steps at Pfizer’s expense. Spark will have the right to consult with Pfizer about such litigation and to participate in and be represented by independent counsel in such litigation at Spark’s expense.

(b) Except as otherwise provided in this Section 5, Spark will have the sole right but not the obligation, to institute litigation or take other steps to remedy Third Party Infringement outside the Field, any such litigation or steps will be at Spark’s expense, and any recoveries resulting from such litigation or steps relating to such Third Party Infringement be recoverable solely by Spark. Pfizer will have the right to consult with Spark about such litigation and to participate in and be represented by independent counsel in such litigation at Pfizer’s own expense. Spark will not, without the prior written consent of Pfizer, not to be unreasonably withheld, enter into any compromise or settlement relating to such litigation that (a) admits the invalidity or unenforceability of any Spark Patent Right, Research Program Patent Right and Joint Patent Right or (b) requires Spark to abandon any Spark Patent Right, Research Program Patent Right and Joint Patent Right. Pfizer will have the right to consult with Spark about such litigation and to participate in and be represented by independent counsel in such litigation at Pfizer’s expense.

5.4.3. Pfizer Election to Not Enforce or Defend. If Pfizer fails to institute litigation or otherwise take steps to remedy Third Party Infringement within [**] days of its receipt of notice (or such shorter period as may be necessary to permit Spark to institute such action without a loss of rights following Pfizer’s failure to institute litigation or take other action, for example in the case of a notice received from a Third Party of an application for FDA approval under the Biologics Price Competition and Innovation Act of 2009 (or any amendment or successor statute thereto) of a Biosimilar Product), then Spark will have the right, but not the obligation, upon [**] days (or such shorter period as may be necessary to permit Spark to institute such action without a loss of rights, for example in the case of a notice received from a Third Party of an application for FDA approval under the Biologics Price Competition and Innovation Act of 2009 (or any amendment or successor statute thereto) of a Biosimilar Product), prior notice to Pfizer, at Spark’s expense, to institute any such litigation. In order to establish standing or prove damages, Pfizer, upon request of Spark, agrees to timely commence or to join in any such litigation, at Spark’s expense, and in any event to cooperate with Spark in such litigation or steps at Spark’s expense. Pfizer will have the right to consult with Spark about such litigation and to participate in and be represented by independent counsel in such litigation at Pfizer’s expense.

5.4.4. Other Actions by Third Parties. Each Party will promptly notify the other Party in the event of any legal or administrative action by any Third Party involving any Spark Patent Right, Research Program Patent Right or Joint Patent Right in relation to any Licensed Product of which it becomes aware, including any nullity, revocation, interference, reexamination or compulsory licensing proceeding. Pfizer will have the first right, but not the obligation, to defend against any such action involving any Spark Patent Right, Research Program Patent Right and Joint Patent Right, in its own name or Spark’s name (to the extent permitted by Applicable Law), and any such defense will be at Pfizer’s expense. Spark, at Pfizer’s request, agrees to join in any such action at Pfizer’s expense and in any event to cooperate with Pfizer at Pfizer’s expense. Spark will have the right to consult with Pfizer about such litigation and to participate in and be represented by independent counsel in such litigation at Spark’s expense. If Pfizer fails to defend against any such action, then Spark will have the right to defend such action, in its own name, and any such defense will be at Spark’s expense. Neither Party will, without the prior written consent of the other Party, not to be unreasonably withheld, enter into any compromise or settlement relating to such litigation that (a) admits the invalidity or unenforceability of any Spark Patent Right, Research Program Patent Right and Joint Patent Right or (b) requires the abandonment any Spark Patent Right, Research Program Patent Right and Joint Patent Right.

5.5 Allegations of Infringement; Third Party Licenses. If the Development, Manufacture, Commercialization or use of any Compound or Licensed Product, the practice of any Spark Technology, Research Program Technology and Joint Technology in connection with Licensed Products, or the exercise of any other right granted by Spark to Pfizer hereunder in connection with Licensed Products (collectively, the “Licensed Activities”) by Pfizer or any of its Affiliates or sublicensees or the practice of any Spark Technology, Research Program Technology and Joint Technology by Spark is alleged by a Third Party to infringe, misappropriate or otherwise violate such Third Party’s Patent Rights or other Intellectual Property Rights, Spark will notify Pfizer in writing promptly upon becoming aware of such allegation. If either Party determines that, based upon the review of any Third Party Patent Right or other Third Party Intellectual Property Rights, it may be desirable to obtain a license from such Third Party with respect thereto so as to avoid any potential claim of infringement by such Third Party against either Party or their respective Affiliates or sublicensees, then such Party will promptly notify the other Party of such determination.

5.6 Third Party Infringement Suits.

5.6.1. Notification. Each Party will promptly notify the other Party in the event that any Third Party files suit or brings any other action alleging patent infringement by Pfizer or Spark or any of their respective Affiliates or sublicensees with respect to the Development, Manufacture, Commercialization or use of any Compound or Licensed Product or the practice of Spark Technology, Research Program Technology and Joint Technology in connection with any Licensed Product (any such suit or other action referred to herein as an “Infringement Claim”).

5.6.2. Control. In the case of any Infringement Claim against Pfizer (including its Affiliates or sublicensees) alone or against both Pfizer and Spark (including its Affiliates), Pfizer will have the right, but not the obligation, to control the defense of such Infringement Claim, including control over any related litigation, settlement, appeal or other disposition arising in connection therewith. Spark will cooperate with

Pfizer and will have the right to consult with Pfizer concerning any Infringement Claim and to participate in and be represented by independent counsel in any associated litigation in which Spark is a party at Spark’s own expense (but Spark will have no obligation to join any Infringement Claim or associated litigation that is brought against Pfizer alone). If Pfizer elects to control the defense of any Infringement Claim, then notwithstanding any provisions of Section 9.4.2 to the contrary, Pfizer will continue to have the right to control using counsel of its own choice, will pay all costs of such litigation, including its own attorneys’ fees incurred in investigating, preparing or defending such Infringement Claim, and all judgments resulting therefrom, and shall have the right to deduct [**] percent ([**]%) of such amounts against any Development Milestone Payment or as a Third Party license cost through a sharing of costs and or a royalty offset pursuant to Section 3.4.3(b) that becomes due to Spark thereafter, provided that in the case where Spark is required to indemnify Pfizer pursuant to 9.3.2, Pfizer shall have the right to deduct [**]% of such amounts against any Development Milestone Payment or as a Third Party License cost through a sharing of costs and/or a royalty offset pursuant to Section 3.4.3 that becomes due to Spark thereafter. In the case of any Infringement Claim against Spark alone, Pfizer will have the right to consult with Spark concerning such Infringement Claim, and Pfizer, upon request of Spark, will reasonably cooperate with Spark at Spark’s expense (but Pfizer will have no obligation to join any Infringement Claim or associated litigation). Neither Party will, without the prior written consent of the other Party, not to be unreasonably withheld, enter into any compromise or settlement relating to such litigation that (a) admits the invalidity or unenforceability of any Spark Patent Right, Research Program Patent Right and Joint Patent Right or (b) requires the abandonment any Spark Patent Right, Research Program Patent Right and Joint Patent Right.

5.7 Trademarks. All Trademarks for Licensed Products (excluding Spark’s company Trademarks) filed in the Territory shall be owned by Pfizer, and applications for registration of such Trademarks shall be filed and prosecuted by Pfizer with reasonable assistance from Spark if necessary, at Pfizer’s expense. Neither Spark nor its Affiliates shall use or seek to register, anywhere in the world, any Trademark which is confusingly similar to any Trademark used by or on behalf of Pfizer, its Affiliates or sublicensees in connection with any Licensed Product. All costs of the filing of applications for registration of Trademarks in the Territory shall be borne solely by Pfizer.

6.	Confidentiality.

6.1 Definition. “Confidential Information” means, with respect to each Party, all Know-How or other information, including proprietary information and materials (whether or not patentable) regarding or embodying such Party’s technology, products, business information or objectives, that is communicated by or on behalf of the Disclosing Party to the Receiving Party or its permitted recipients, on or after the Effective Date, but only to the extent that such Know-How or other information in written form is marked in writing as “confidential” at the time of disclosure, and such Know-How or other information disclosed orally or in non-tangible form is (a) identified by the Disclosing Party as “confidential” at the time of disclosure and (b) within [**] days thereafter, the Disclosing Party provides a written summary of such Know-How or other information marked as “confidential”. Confidential Information does not include any Know-How or other information that (a) was already known by the Receiving Party (other than under an obligation of confidentiality to the Disclosing Party) at the time of disclosure by or on behalf of the Disclosing Party, (b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party, (c) became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party, other than through any act or omission of the Receiving Party in breach of its obligations under this Agreement, (d) was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to the Receiving Party or (e) was independently discovered or developed by or on behalf of the Receiving Party without the use of any Confidential Information belonging to the Disclosing Party. The terms and conditions of this Agreement will be considered Confidential Information of both Parties.

6.2 Obligation; Term. Except to the extent otherwise expressly authorized by this Agreement, the Parties agree that, during the Term and for [**] years thereafter, each Party (the “Receiving Party”) receiving any Confidential Information of the other Party (the “Disclosing Party”) hereunder will: (a) keep the Disclosing Party’s Confidential Information confidential, (b) not disclose, or permit the disclosure of, the Disclosing Party’s Confidential Information and (c) not use, or permit to be used, the Disclosing Party’s Confidential Information for any purpose other than as expressly permitted under the terms of this Agreement.

6.3 Disclosure to Party Representatives. Notwithstanding the provisions of Section 6.2, the Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the Receiving Party’s Representatives who (a) have a need to know such Confidential Information in connection with the performance of the Receiving Party’s obligations or the exercise of the Receiving Party’s rights under this Agreement and (b) have agreed in writing to non-disclosure and non-use provisions with respect to such Confidential Information that are at least as restrictive as those set forth in this Section 6.

6.4 Disclosure to Third Parties. Notwithstanding the provisions of Section 6.2, each Party may disclose Confidential Information belonging to the other Party to the extent such disclosure is reasonably necessary:

6.4.1. to Governmental Authorities (a) to the extent desirable to obtain or maintain INDs or Regulatory Approvals for any Compound or Licensed Product within the Territory and (b) in order to respond to inquiries, requests or investigations relating to Compounds, Licensed Products or this Agreement;

6.4.2. to outside consultants, contractors, advisory boards, managed care organizations, non-clinical and clinical investigators, and bona fide potential or actual sublicensees, collaborators, partners or permitted assignees in each case to the extent desirable to Develop, Manufacture, register or Commercialize any Compound or Licensed Product; provided that the Receiving Party will obtain the same confidentiality obligations from such Third Parties as it obtains with respect to its own similar types of confidential information;

6.4.3. in connection with filing, prosecuting or maintaining Patent Rights or Trademarks as permitted by this Agreement to the extent permitted under Section 5.3;

6.4.4. in connection with prosecuting or defending litigation as permitted by this Agreement;

6.4.5. in connection with or included in posting results of and other information about clinical trials to clinicaltrials.gov or PhRMA websites;

6.4.6. to the extent necessary or desirable in order to enforce its rights under this Agreement; or

6.4.7. if a Party deems it reasonably necessary to disclose Confidential Information belonging to the other Party pursuant to Section 6.4, then the disclosing Party shall to the extent possible give reasonable advance written notice of such disclosure to the other Party and take such measures to ensure confidential treatment of such information as is reasonably required by the other Party at the other Party’s expense.

6.5 SEC Filings and Other Disclosures. Either Party may disclose the terms of this Agreement, and material Development and Commercialization events and activities of the Parties pursuant to this Agreement, to the extent required, in the reasonable opinion of such Party’s legal counsel, to comply with Applicable Law, including the rules and regulations promulgated by the United States Securities and Exchange Commission or any equivalent governmental agency in any country in the Territory. Before disclosing this Agreement or any of the terms hereof pursuant to this Section 6.5, the Parties will consult with one another on the terms of this Agreement to be redacted in making any such disclosure, with the disclosing Party providing as much advanced notice as is feasible under the circumstances, and giving consideration to the comments of the other Party. Further, if a Party discloses this Agreement or any of the terms hereof in accordance with this Section 6.5, such Party shall, at its own expense, seek such confidential treatment of confidential portions of this Agreement and such other terms, as may be reasonably requested by the other Party.

6.6 Residual Knowledge Exception. Notwithstanding any provision of this Agreement to the contrary, Residual Knowledge shall not be considered Confidential Information for purposes of Section 6.

6.7 Announcements. Except as may be expressly permitted under Section 6.5 or this Section 6.7, neither Party will make any public announcement regarding this Agreement without the prior written approval of the other Party, such approval not to be unreasonably withheld. The Parties agree that following the Effective Date the Parties will issue a press release in the form attached hereto as Exhibit E. In addition, Spark shall have the right to make public announcements and disclosures regarding the following matters by providing Pfizer with a copy of the proposed announcement or disclosure at least [**] days in advance of issuance and Pfizer will have the right to provide comments on any proposed announcement or disclosure and Spark will reflect any reasonable comments requested in a timely manner by Pfizer:

6.7.1. the occurrence of any Development Milestone for which Spark receives a Development Milestone Payment hereunder;

6.7.2. the filing for or receipt of Marketing Approval with respect to Compounds or Licensed Products; and

6.7.3. the presence and participation of the Parties at scientific or financial forums relating to Compound or Licensed Products.

6.8 Publications. During the Term, the party seeking a review of its publication (the “Publishing Party”) shall submit to the other party (the “Reviewing Party”) for review and approval any proposed academic, scientific and medical publication or public presentation which contains Spark’s Confidential Information. Such review and approval will be conducted for the purposes of preserving the value of the Spark Technology, Research Program Technology and Joint Technology and determining whether any portion of the proposed publication or presentation containing the Spark’s Confidential Information should be modified or deleted. Written copies of such proposed publication or presentation required to be submitted hereunder shall be submitted to the Reviewing Party no later than [**] days before submission for publication or presentation (the “Review Period”). The Reviewing Party shall provide its comments with respect to such publications and presentations within [**] days of its receipt of such written copy. The Review Period may be extended for an additional [**] days in the event the Reviewing Party, within [**] days of receipt of the written copy, reasonably requests such extension including for the preparation and filing of patent applications. The Publishing Party will comply with standard academic practice regarding authorship of scientific publications and recognition of contribution of other parties in any publication governed by this Section 6.8, including International Committee of Medical Journal Editors standards regarding authorship and contributions. The foregoing right to publish or present shall only apply to Spark with respect to results of the conduct of the Product Development Plan by Spark during the Collaboration Period.

6.9 Obligations in Connection with Change of Control. If Spark is subject to a Change of Control by a Factor IX Company, Spark will, and will cause its Affiliates to, use its Commercially Reasonable Efforts to cause its other Representatives to, ensure that no Spark Confidential Information related to the Product Development Plan or Pfizer Confidential Information is released to (a) any Affiliate of Spark that becomes an Affiliate as a result of the Change of Control or (b) any Representatives of Spark (or of the relevant surviving entity of such Change of Control) who become Spark Representatives as a result of the Change of Control, unless, as to either (a) or (b), such Affiliate or Representatives, as applicable, have signed individual confidentiality agreements which include equivalent obligations to those set out in this Section 6, or such Representatives are officers or other senior executives of such Factor IX Company who only would receive such Confidential Information as part of a periodic senior management briefing or review; provided, however, in no event may such Factor IX Company use any such Confidential Information for development or commercialization of a Competing Factor IX Product. If any Change of Control of Spark by a Factor IX Company occurs, Spark will promptly notify Pfizer, share with Pfizer the policies and procedures it plans to implement in order to protect the confidentiality of Pfizer’s Confidential Information prior to such implementation and make any adjustments to such policies and procedures that are reasonably requested by Pfizer.

7.	Representations, Warranties and Covenants.

7.1 Mutual Representations and Warranties. Each of Spark and Pfizer hereby represents and warrants to the other Party, as of the Effective Date, that:

7.1.1. it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

7.1.2. the execution, delivery and performance of this Agreement by such Party has been duly authorized by all requisite action under the provisions of its charter, bylaws and other organizational documents, and does not require any action or approval by any of its shareholders or other holders of its voting securities or voting interests;

7.1.3. it has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

7.1.4. this Agreement has been duly executed and is a legal, valid and binding obligation on each Party, enforceable against such Party in accordance with its terms; and

7.1.5. the execution, delivery and performance by such Party of this Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of or default under any Binding Obligation existing as of the Effective Date.

7.2 Spark Representations and Warranties. Spark hereby represents and warrants to Pfizer, as of the Effective Date, that:

7.2.1. except as to Spark Technology licensed to Spark under the Existing Spark License Agreements, Spark is the sole and exclusive owner of the Spark Technology, all of which is free and clear of any claims, liens, charges or encumbrances;

7.2.2. it has the full right, power and authority to grant all of the rights and licenses granted or to be granted to Pfizer, Pfizer’s Affiliates or Pfizer’s sublicensees under this Agreement;

7.2.3. as of the Effective Date (a) Schedule 7.2.3 sets forth a true and complete list of all Patent Rights owned or otherwise Controlled by Spark or its Affiliates that relate to the Compounds or Licensed Products, (b) each such Patent Right, to the extent issued, remains in full force and effect and (c) Spark or its Affiliates have timely paid all filing and renewal fees payable with respect to such Patent Rights;

7.2.4. as of the Effective Date, Spark has disclosed to Pfizer (a) all material scientific, clinical, technical and development information and all information relating to safety and efficacy known to it or its Affiliates with respect to the Compounds and Licensed Products and (b) all material correspondence with, documents, consents and other material information from any Regulatory Authority, institutional review boards, or any other authority or institution governing the conduct of Clinical Trials, related to any past, present or future Clinical Trial of the Compounds or Licensed Products, or otherwise with respect to GxP of the Compounds or Licensed Products;

7.2.5. to its knowledge, the Spark Patent Rights, are, or upon issuance, will be, valid and enforceable patents and no Third Party (a) is infringing any Spark Patent Right with any commercialized product or (b) has challenged or threatened to challenge the inventorship, ownership, Spark’s right to use, scope, validity or enforceability of any Spark Patent Right (including, by way of example, through the institution or written threat of institution of interference, derivation, post-grant review, opposition, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign Governmental Authority);

7.2.6. it has complied with (a) all Applicable Laws, including (i) any disclosure requirements, in connection with the filing, prosecution and maintenance of the Spark Patent Rights and (ii) Applicable Laws related to the conduct of Clinical Trials with respect to the Compounds and Licensed Products, and (b) international guidelines concerning the conduct of Clinical Trials, including such guidelines related to informed consent and protection of personal data;

7.2.7. Spark has independently developed all Spark Know-How or otherwise has a valid right to use, and to permit Pfizer, Pfizer’s Affiliates and Pfizer’s sublicensees to use, the Spark Know-How for all permitted purposes under this Agreement;

7.2.8. to Spark’s knowledge, all Intellectual Property rights licensed by Spark from CHOP related to the Compounds and Licensed Products are owned by CHOP;

7.2.9. except for Spark Technology subject to the Existing Spark License Agreements, no Spark Technology existing as of the Effective Date is subject to any funding agreement with any government or Governmental Authority;

7.2.10. except as to limitations imposed under the Existing Spark License Agreements, neither Spark nor any of its Affiliates are party to or otherwise subject to any agreement or arrangement which limits the ownership or licensed rights of Pfizer or its Affiliates with respect to, or limits the ability of Pfizer or its Affiliates to grant a license, sublicense or access, or provide or provide access or other rights in, to or under, any Spark Technology;

7.2.11. (a) there are no Spark Third Party Agreements, other than the Spark Third Party Agreements expressly disclosed in Schedule 7.2.11 (each, a “Disclosed Third Party Agreement”), true and complete copies of which have been provided to Pfizer, (b) except as provided in the Disclosed Third Party Agreements, no Third Party has any right, title or interest in or to, or any license or covenant not to sue under, any Spark Technology that conflicts with or diminishes the rights and licenses granted to Pfizer hereunder, (c) no rights granted by or to Spark or its Affiliates under any Disclosed Third Party Agreement conflict with any right or license granted to Pfizer or its Affiliates hereunder and (d) Spark and its Affiliates and to the best of its knowledge, the other parties to the Disclosed Third Party Agreements are in compliance in all material respects with all Disclosed Third Party Agreements;

7.2.12. to the knowledge of Spark, the use, Development, Manufacture or Commercialization by Pfizer (or its Affiliates or sublicensees) of any Compound or any Licensed Product specified for Development in the Product Development Plan as contemplated in the Product Development Plan as of the Effective Date (a) does not and will not infringe any claims of any issued (as of the Effective Date) patent of any Third Party or (b) will not infringe any claims of any published (as of the Effective Date) Third Party patent application should such claims issue substantially identical to the form published, with the exception that Spark makes no such representation or warranty under this Section 7.2.12 with respect to those certain Patent Rights disclosed to, and acknowledged by, Pfizer prior to the Effective Date in writing with specific reference to this Section 7.2.12; and

7.2.13. there is no (a) claim, demand, suit, proceeding, arbitration, inquiry, investigation or other legal action of any nature, civil, criminal, regulatory or otherwise, pending or, to the best knowledge of Spark, threatened against Spark or any of its Affiliates or (b) judgment or settlement against or owed by Spark or any of its Affiliates, in each case in connection with the Spark Technology, any Compound or any Licensed Product or relating to the transactions contemplated by this Agreement.

7.3 Spark Covenants. In addition to the covenants made by Spark elsewhere in this Agreement, Spark hereby covenants to Pfizer that, from the Effective Date until expiration or termination of this Agreement:

7.3.1. it will require its CRO and all other clinical research investigators or third parties conducting or involved in clinical research with respect to any Licensed Product to ensure compliance with all Applicable Laws, including applicable GxP compliance, and compliance with any other agreed upon quality standards, in each case at every stage during the Phase I/II Clinical Trial (including protocol and database development, Clinical Trial site feasibility and initiation, subject enrollment, Clinical Trial study conduct, analysis and reporting);

7.3.2. it shall not, and shall cause its Affiliates not to (a) license, sell, assign or otherwise transfer to any Person (other than Pfizer or its Affiliates or sublicensees pursuant to the terms of this Agreement) any Spark Technology (or agree to do any of the foregoing) or (b) incur or permit to exist, with respect to any Spark Technology, any lien, encumbrance, charge, security interest, mortgage, liability, assignment, grant of license or other Binding Obligation, in the case of each of (a) and (b), that is or would be inconsistent with the licenses and other rights granted to Pfizer or its Affiliates under this Agreement;

7.3.3. it will not (a) take any action that diminishes the rights under the Spark Technology granted to Pfizer or Pfizer’s Affiliates under this Agreement or (b) fail to use Commercially Reasonable Efforts to take any reasonable action that is reasonably necessary to avoid diminishing the material rights under the Spark Technology granted to Pfizer or its Affiliates under this Agreement;

7.3.4. it will (a) not enter into any Spark Third Party Agreement that adversely affects (i) the rights granted to Pfizer, Pfizer’s Affiliates or sublicensees hereunder or (ii) Spark’s ability to fully perform its obligations hereunder; (b) not amend or otherwise modify any Spark Third Party Agreement (including any Disclosed Third Party Agreement) or consent or waive rights with respect thereto in any manner that (i) adversely affects the rights granted to Pfizer or Pfizer’s Affiliates or sublicensees hereunder or (ii) Spark’s ability to fully perform its obligations hereunder; (c) promptly furnish Pfizer with true and complete copies of all (i) amendments to the Disclosed Third Party Agreements and (ii) Spark Third Party Agreements and related amendments executed following the Effective Date that relate to Compounds and Licensed Products; (d) remain, and cause its Affiliates to remain, in compliance in all material respects with all Spark Third Party Agreements (including Disclosed Third Party Agreements), except where the failure to remain in compliance would not adversely affect the rights granted to Pfizer, Pfizer’s Affiliates or sublicensees hereunder or Spark’s ability to fully perform its obligations hereunder and (e) furnish Pfizer with copies of all notices received by Spark or its Affiliates relating to any alleged breach or default by Spark or its Affiliates under any Spark Third Party Agreement (including and Disclosed Third Party Agreement) within [**] Business Days after receipt thereof;

7.3.5. it will not enter into any agreement or arrangement which limits the ownership or licensed rights of Pfizer or its Affiliates with respect to, or limits the ability of Pfizer or its Affiliates to grant a license, sublicense or access, or provide or provide access or other rights in, to or under, any Intellectual Property Right or material (including any Patent Right, Know-How or other data or information), in each case, that would, but for such agreement or arrangement, be included in the rights licensed to Pfizer or its Affiliates pursuant to this Agreement;

7.3.6. during the Term, Spark will not, and will cause its Affiliates to not use in the performance of any activities under this Agreement any employee or consultant that is debarred by any Regulatory Authority or is the subject of debarment proceedings by any Regulatory Authority. If Spark learns that any of its employees or consultants who have conducted any activities under this Agreement have been debarred by any Regulatory Authority, or has become the subject of debarment proceedings by any Regulatory Authority, then (a) Spark will promptly notify Pfizer and (b) Spark will, will cause its Affiliates to prohibit such employee or consultant from performing on its behalf under this Agreement;

7.3.7. as to Spark Technology owned by Spark, it will maintain valid and enforceable agreements with all Persons acting by or on behalf of Spark or its Affiliates under this Agreement which require such Persons to assign to Spark their entire right, title and interest in and to all Spark Technology, Research Program Technology and Joint Technology; and

7.4 Compliance with Law and Ethical Business Practices. In addition to the other representations, warranties and covenants made by each Party elsewhere in this Agreement, each Party (the “Compliant Party”) represents, warrants or covenants, as applicable, to the other Party that during the Term:

7.4.1. from the Effective Date until expiration or termination of this Agreement, it will perform its obligations under this Agreement in compliance with Applicable Laws;

7.4.2. it is, or will be at the applicable time, licensed, registered or qualified under Applicable Law to do business, and has obtained such licenses, consents, authorizations or completed such registrations or made such notifications as may be necessary or required by Applicable Law to provide the goods or services encompassed within this Agreement, and providing such goods or services is not inconsistent with any other obligation of the Compliant Party;

7.4.3. in conducting its activities under this Agreement, it will, will cause its Affiliates to and will use its Commercially Reasonable Efforts to cause other Representatives to comply in all material respects with Applicable Law and accepted pharmaceutical industry business practices, including, to the extent applicable to each Compliant Party and each such Current Licensor, Affiliate and other Representatives, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301, et seq.), the Anti-Kickback Statute (42 U.S.C. § 1320a-7b), Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a), the False Claims Act (31 U.S.C. § 3729 et seq.), comparable state statutes, the regulations promulgated under all such statutes and the regulations issued by the FDA, consistent with the Compliance Program Guidance for Pharmaceutical Manufacturers published by the Office of Inspector General, U.S. Department of Health and Human Services;

7.4.4. with respect to any Licensed Products, payments or services provided under this Agreement, it has not taken and will not during the Term take any action directly or indirectly to offer, promise or pay, or authorize the offer or payment of, any money or anything of value in order to improperly or corruptly seek to influence any Government Official or any other person in order to gain an improper advantage, and has not accepted, and will not accept in the future such payment;

7.4.5. it complies with the laws and regulations of the countries where it operates, including anti-bribery and anti-corruption laws, accounting and record keeping laws, and laws relating to interactions with healthcare professionals or healthcare providers and Government Officials;

7.4.6. to its knowledge, it and each of its Affiliates has been and will, for the Term, be in compliance with all applicable global trade laws, including those related to import controls, export controls or economic sanctions, and it will cause each of its Affiliates to remain in compliance with the same during the Term;

7.4.7. to its knowledge, except to the extent permissible under United States Law, neither it nor any of its Affiliates has, on its own behalf or in acting on behalf of any other Person, directly or indirectly engaged with, and will not for the Term, directly or indirectly engage in any transactions, or otherwise deal with, any country or Person targeted by United States, European Union, United Kingdom or other relevant economic sanctions laws in connection with any activities related to the Party’s interaction with the other Party, including those contemplated under this Agreement; and

7.4.8. it is, as between the Parties, solely responsible to ensure such compliance by it and its Affiliates.

7.5 Pfizer Covenant. With respect to Intellectual Property Rights and materials that are licensed by Spark pursuant to the Existing Spark License Agreements or pursuant to Third Party Licenses entered into by Spark after the Effective Date in accordance with Section 3.4.3(b), Pfizer agrees to comply with all terms and conditions of the applicable Existing Spark License Agreements and Third Party Licenses.

7.6 Representation by Legal Counsel. Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

7.7 Disclaimer. THE FOREGOING REPRESENTATIONS AND WARRANTIES OF EACH PARTY ARE IN LIEU OF ANY OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.

8.	Term and Termination.

8.1 Term. The term of this agreement (the “Term”) will commence on the Effective Date and, unless earlier terminated in accordance with Section 8, will extend on a country-by-country basis until the last to expire of any Royalty Term for any Licensed Product in such country in the Territory. Notwithstanding any provision of this Agreement to the contrary, upon expiration (but not earlier termination) of this Agreement, Pfizer will retain the fully paid-up, perpetual, irrevocable, royalty-free license to each Licensed Product as set forth in Section 3.4.2.

8.2 Termination for Cause. Either Party may terminate this Agreement for cause at any time during the Term by giving written notice to the other Party in the event that such other Party commits a material breach of its obligations under this Agreement and such material breach remains uncured (a) for [**] days in the event that such material breach is solely relates to non-payment of undisputed amounts under this Agreement, and (b) for [**] days from the date of such notice in the event of any material breach other than as described in clause (a) above; provided, however, that if any breach is not reasonably curable within [**] days and if the breaching Party is making a Commercially Reasonable Effort to cure such breach, such termination shall be delayed for a time period to be agreed by both Parties in order to permit the breaching Party a reasonable period of time to cure such breach, provided that in the case of a breach related to non-payment of amounts disputed in good faith the running of such cure period shall be tolled until such dispute is resolved, but, for the avoidance of doubt, not with respect to the non-payment of amounts that are not disputed in good faith (e.g., if a portion of a payment amount is not subject to good faith dispute, that portion must be paid within the applicable cure period in order to avoid termination, and the running of such cure period shall not be tolled as to such portion).

8.3 Termination for Convenience by Pfizer. Prior to the commencement of Commercialization of a Licensed Product, upon at least ninety (90) days written notice to Spark, or after the commencement of the Commercialization of such Licensed Product, upon at least one-hundred and eighty (180) days written notice to Spark, Pfizer may terminate this Agreement, on a Licensed Product-by-Licensed Product and country-by-country basis, or in its entirety, without cause, for any or no reason.

8.4 Termination for a Bankruptcy Event.

8.4.1. Termination Right. Each Party shall have the right to terminate this Agreement in the event of a Bankruptcy Event with respect to the other Party. “Bankruptcy Event” means the occurrence of any of the following: (a) the institution of any bankruptcy, receivership, insolvency, reorganization or other similar proceedings by or against a Party under any bankruptcy, insolvency, or other similar law now or hereinafter in effect, including any section or chapter of the United States Bankruptcy Code, as amended or under any similar laws or statutes of the United States or any state thereof (the “Bankruptcy Code”), where in the case of involuntary proceedings such proceedings have not been dismissed or discharged within ninety (90) days after they are instituted, (b) the filing of an insolvency proceeding or making of an assignment for the benefit of creditors, (c) appointment of a receiver for all or substantially all of a Party’s assets or (d) any corporate action taken by the board of directors of a Party in furtherance of any of the foregoing actions.

8.4.2. Rights to Intellectual Property. All rights and licenses granted under or pursuant to this Agreement by Spark are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that Pfizer, as licensee of intellectual property under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that in the event of a rejection of this Agreement by Spark in any bankruptcy proceeding by or against Spark under the U.S. Bankruptcy Code, (a) Pfizer shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property, which, if not already in Pfizer’s possession, shall be promptly delivered to it upon Pfizer’s written request therefore, and (b) Spark shall not interfere with Pfizer’s rights to intellectual property and all embodiments of intellectual property, and shall assist and not interfere with Pfizer in obtaining intellectual property and all embodiments of intellectual property from another entity. The term “embodiments” of intellectual property includes all tangible, intangible, electronic or other embodiments of rights and licenses hereunder, including all compounds and products embodying intellectual property, Licensed Products, filings with Regulatory Authorities and related rights, and Spark Technology.

8.5 Additional Termination Rights.

8.5.1. Spark shall have the right to terminate this Agreement in the circumstances as specified in Section 4.6.3.

8.5.2. Spark shall have the right to terminate this Agreement on ninety (90) days prior written notice to Pfizer if, after the end of the Collaboration Period with respect to all Compounds and Licensed Products, a governance body within Pfizer with authority to make a final decision to cease active development of a Compound or Licensed Product, makes an affirmative decision (“Cessation Decision”) to cease active Development or Commercialization of all Compounds and Licensed Products in all Major Market Countries, other than in a circumstance in which (a) such cessation results from any failure of Spark to perform its obligations under this Agreement, or circumstances described in Section 4.9.3 and (b) Pfizer has a bona fide present intention to recommence such activities when such circumstances have been satisfactorily resolved.

8.6 Effects of Termination.

8.6.1. Termination by Spark for Cause or Bankruptcy Event; Termination by Pfizer for Convenience. In the event that Spark terminates this Agreement pursuant to Section 8.2, Section 8.4 or Section 8.5 or Pfizer terminates this Agreement pursuant to Section 8.2, Section 8.3 or Section 8.4 the following will apply:

(a) Except as otherwise expressly provided herein, all rights and obligations of each Party hereunder shall cease (including all rights and licenses granted by either Party to the other Party hereunder).

(b) Effective upon termination, and subject to the terms of this Section 8.6.1, Pfizer hereby grants Spark a non-exclusive right and license, with the right to grant sublicenses, under its interest in Intellectual Property Rights conceived by Pfizer and its Affiliates in the course of conducting its activities under this Agreement, and Controlled by Pfizer or its Affiliates, to enable Spark to continue to Develop, Manufacture or Commercialize Licensed Products that were being Developed, Manufactured or Commercialized by Pfizer at the time of termination provided that, the scope of such non-exclusive right and license would be limited to Intellectual Property Rights of Pfizer that had been directly applied to or incorporated into the Development, Manufacture or Commercialization of Licensed Products prior to the effective date of termination. (such Licensed Product, a “Continuation Product”).

(c) Within a reasonable period of time following notice of termination from Pfizer to Spark, if requested by Spark, the Parties will meet to mutually agree upon a transition plan to effect an orderly and timely transition to Spark of all Development, Manufacture and Commercialization activities and responsibilities with respect to Continuation Products (a “Transition Plan”), which will incorporate the following elements and other provisions as reasonably requested by the Parties:

(i) To the extent permitted by Applicable Law and requested by Spark, assignment and transfer by Pfizer to Spark all Regulatory Materials for Continuation Products in the Territory. If Pfizer is restricted under Applicable Law from assigning or transferring ownership of any of the foregoing items to Spark, Pfizer shall use its reasonable efforts to grant Spark (or its designee) a right of reference or use to such item Pfizer shall take reasonable actions reasonably necessary to effect such assignment and transfer or grant of right of reference or use to Spark (or its designee), at Spark’s sole expense, including by making such filings as may be reasonably required with Regulatory Authorities in the Territory that may be necessary to record such assignment or effect such transfer and, at Spark’s written request complete any pending regulatory filings with respect to all Licensed Products. For purposes of Section 8.6.1(c), “Regulatory Materials” means all regulatory registrations, applications, authorizations and approvals (including approvals of BLAs, supplements and amendments, pre- and post-approvals, pricing and Third Party reimbursement approvals, and labeling approvals), Regulatory Approvals or other submissions made to or with any Regulatory Authority necessary for the Development (including the conduct of clinical studies), Manufacture or Commercialization of a Continuation Product in a regulatory jurisdiction, together with all related correspondence to or from any Regulatory Authority and all documents referenced in the complete regulatory chronology for each BLA, including all INDs, clinical trial applications, Marketing Approvals and foreign equivalents of any of the foregoing.

(ii) Upon Spark’s written request, assignment and transfer to Spark its entire right, title, and interest in and to all pharmacological, toxicological and clinical test data and results, research data, reports and batch records, safety data and all other data Controlled by Pfizer and reasonably in its possession as of the effective date of termination and generated in the Development, Manufacture or Commercialization of Continuation Products, at Spark’s sole expense, subject to a retained nonexclusive right by Pfizer to use such data for research purposes and to continue prosecution of any Intellectual Property Rights conceived by Pfizer and its Affiliates in the course of conducting its activities under this Agreement.

(d) In consideration of and as a condition to the licenses granted and activities conducted in Section 8.6.1(b) and Section 8.6.1(c), Pfizer shall receive the following consideration:

(i) In the event that the date of termination occurs prior to the initiation of the Pivotal Clinical Trial, Spark’s license to Continuation Products shall be royalty-free.

(ii) In the event that the date of termination occurs following the initiation of the Pivotal Clinical Trial but prior to the commercial launch of a Licensed Product by Pfizer, Spark shall pay Pfizer royalties on any Continuation Product Commercialized in the Territory equal to [**] percent ([**]%) of Net Sales (as defined for purposes of this Section 8.6.1(d) on the same basis as if Spark was Pfizer in the definition of Net Sales).

(iii) In the event that the date of termination occurs following the commercial launch of a Licensed Product by Pfizer, Spark shall pay Pfizer royalties on any Continuation Product Commercialized in the Territory equal to [**] percent ([**]%) of Net Sales (as defined for purposes of this Section 8.6.1(d) on the same basis as if Spark was Pfizer in the definition of Net Sales).

(iv) Spark would fully and forever release and discharge Pfizer and its Affiliates, from any and all claims, demands, liabilities, obligations, responsibilities, suits, actions and causes of action, known or unknown, past, present or future, or otherwise, arising out of or relating to this Agreement or a breach of Pfizer’s rights and obligations under this Agreement; provided, however, that the foregoing release does not discharge any rights or obligations set forth in Section 8.6.1(c) or for payment of any royalties, milestones, or any undisputed amounts owed under this Agreement. The Parties agree that this Section 8.6.1 would be in full and complete settlement of the rights and obligations of the parties in connection with this Agreement.

(e) Any supply agreement entered into by the Parties pursuant to Section 4.12 shall terminate. If Pfizer has at such time established its own source of supply of Continuation Product and Spark so requests, Pfizer shall supply Spark with transitional supply of such Continuation Product at a commercially reasonable supply price for a commercially reasonable period of time.

(f) Except as otherwise provided herein, within [**] days after any termination of this Agreement, each Party shall destroy or return to the other Party (at the other Party’s discretion) all tangible items bearing, containing, or contained in, any of the Confidential Information of the other Party or generated by either Party during the period of this Agreement. If the material is destroyed, it shall provide the other Party written certification of such destruction.

Notwithstanding the foregoing, in the event of a termination of this Agreement pursuant to Section 8.3 as to less than the entire Territory, the Parties shall in good faith cooperate to effect a reversion of a Continuation Product rights and assets to Spark for the countries as to which such termination applies that is equivalent to the reversion of rights and assets specified in this Section 8.6.1 above, while leaving Pfizer in possession of such rights and assets as Pfizer reasonably requires to continue the Development, Manufacture and Commercialization of Licensed Products in the balance of the Territory.

8.6.2. Pfizer Remedies for Spark Material Breach. In the event that Pfizer has the right but elects not to terminate this Agreement pursuant to Section 8.2: (i) the royalties payable on Net Sales and Development Milestone Payments of all Licensed Products in the Territory will automatically be reduced to [**] percent ([**]%) of the amounts otherwise payable pursuant to Section 3.3 and Section 3.4.1 and (ii) Pfizer would fully and forever release and discharge Spark and its Affiliates, from any and all claims, demands, liabilities, obligations, responsibilities, suits, actions and causes of action, known or unknown, past, present or future, or otherwise, arising out of or relating the uncured material breach pursuant to Section 8.2. The reduction set forth in this Section 8.6.2 shall not be applicable more than one time.

8.7 Spark’s Right to Receive All Payments Accrued. Expiration or termination of this Agreement for any reason (x) shall be without prejudice to Spark’s right to receive all Development Milestone Payments accrued under Section 3.3 and all royalties accrued under Section 3.4 prior to the effective date of such termination and to any other remedies that either party may otherwise have and (y) shall not release a party hereto from any indebtedness, liability or other obligation incurred hereunder by such party prior to the date of termination or expiration, provided that Pfizer will not be liable for any Development Milestone Payment that accrues between a notice of termination by Pfizer of the Agreement in its entirety and the date of termination of this Agreement. Without limiting the foregoing, the following sections, together with this Section 8.7 and any sections that expressly survive (including any perpetual licenses granted hereunder), shall survive expiration or termination of this Agreement for any reason: Sections 1 (Definitions), 2.8 (No Implied Rights), 3.4.2 (Fully Paid Up Royalty Free License) (to the extent that perpetual licenses are granted pursuant to such Section upon expiration and prior to the effective date of any earlier termination), 3.5.3 (Taxes and Withholding), 3.5.4 (Currency), 3.5.5 (Method of Payment), 3.6.1 (Record Keeping) (for the three year period specified therein), 3.6.2 (Audits) (but only for [**] years following the effective date of expiration or termination of this Agreement), 3.6.3 (Overpayments/Underpayments) (but only for [**] years following the effective date of expiration or termination of this Agreement), 3.7 (Interest), 3.8 (Confidentiality) 3.9 (No Guarantee of Success), 4.9.5 (Communication and Resolution of Diligence Issues), 4.10.4 (Reporting) (solely with respect to activities undertaken prior to the effective date of expiration or termination of this Agreement), 4.13 (Progress Reporting) (solely with respect to period between the last Annual Activity Report and the effective date of expiration or termination of this Agreement), 4.14 (Other Pfizer Programs), 5.1 (Pre-Existing IP), 5.2 (Developed IP), 6 (Confidentiality) (for the five year period specified in Section 6.2), 7.6 (Representation by Legal Counsel), 7.7 (Disclaimer), the second sentence of Section 8.1 (provided, however, only to the extent that one or more perpetual licenses are granted pursuant to Section 3.4.2), 8.6 (Effects of Termination), 9.1 (Limitation of Liability), 9.2 (Indemnification by Pfizer) (but only to the extent that such indemnified Claim arises out of activities occurring prior to the effective date of expiration or termination of this Agreement), 9.3 (Indemnification by Spark) (but only to the extent that such indemnified Claim arises out of activities occurring prior to the effective date of expiration or termination of this Agreement), 9.4 (Procedure), 10.3 (Force Majeure), 10.4 (Notices), 10.5 (Amendment), 10.6 (Waiver), 10.7 (Severability), 10.9 (Dispute Resolution) (for the five years following the effective date of expiration or termination of this Agreement as specified in Section 10.9.2), 10.10 (Governing Law), 10.11 (Jurisdiction), 10.12 (No Jury Trial), 10.13 (Entire Agreement), 10.14 (Independent Contractors), 10.16 (No Third Party Rights or Obligations) and 10.17 (Headings).

9.	Limitation of Liability, Indemnification and Insurance.

9.1 Limitation of Liability. Except with respect to liability arising from a breach of Section 5 or Section 6, from any willful misconduct or intentionally wrongful act, or to the extent such Party may be required to indemnify the other Party under Section 9, in no event will either Party or its Representatives be liable under this Agreement for any special, indirect, incidental, consequential or punitive damages, whether in contract, warranty, tort, negligence, strict liability or otherwise, including loss of profits or revenue suffered by either Party or any of its Representatives.

9.2 Indemnification by Pfizer. Pfizer will indemnify, defend and hold harmless Spark, each of its Affiliates, and each of its and its Affiliates’ employees, officers, directors and agents (each, a “Spark Indemnified Party”) from and against any and all liability, loss, damage, expense (including reasonable attorneys’ fees and expenses) and cost (collectively, a “Liability”) that the Spark Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:

9.2.1. Development, Manufacture, Commercialization or use of any Licensed Product by, on behalf of, or under the authority of, Pfizer (other than by any Spark Indemnified Party), other than claims for which Spark is required to indemnify Pfizer pursuant to Section 9.3 and other than claims relating to infringement of Third Party Patent Rights (which, if not resulting from a breach by Spark of any of its representations, warranties or covenants set forth in this Agreement, shall be borne by the Parties as set forth in Section 3.4.3 and Section 5.6); or

9.2.2. the breach by Pfizer of any of its representations, warranties or covenants set forth in this Agreement.

Except, in each case, to the extent caused by the negligence, recklessness or intentional acts of Spark or any Spark Indemnified Party.

9.3 Indemnification by Spark. Spark will indemnify, defend and hold harmless Pfizer, its Affiliates, sublicensees, contractors, distributors and each of its and their respective employees, officers, directors and agents (each, a “Pfizer Indemnified Party”) from and against any and all Liabilities that the Pfizer Indemnified Party may be required to pay to one or more Third Parties resulting from or arising out of:

9.3.1. Development, Manufacture, Commercialization or use of any Licensed Product by, on behalf of, or under the authority of, Spark (other than by any Pfizer Indemnified Party), other than claims for which Pfizer is required to indemnify Spark pursuant to Section 9.2 and other than claims relating to infringement of Third Party Patent Rights (which, if not resulting from a breach by Spark of any of its representations, warranties or covenants set forth in this Agreement, shall be borne by the Parties as set forth in Section 3.4.3 and Section 5.6); or

9.3.2. the breach by Spark of any of its representations, warranties or covenants set forth in this Agreement.

Except, in each case, to the extent caused by the negligence, recklessness or intentional acts of Pfizer or any Pfizer Indemnified Party.

9.4 Procedure.

9.4.1. Notice. Each Party will notify the other Party in writing in the event it becomes aware of a claim for which indemnification may be sought hereunder. In the event that any Third Party asserts a claim or other proceeding (including any governmental investigation) with respect to any matter for which a Party (the “Indemnified Party”) is entitled to indemnification hereunder (a “Third Party Claim”), then the Indemnified Party shall promptly notify the Party obligated to indemnify the Indemnified Party (the “Indemnifying Party”) thereof; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby.

9.4.2. Control. The Indemnifying Party shall have the right, exercisable by notice to the Indemnified Party within [**] Business Days after receipt of notice from the Indemnified Party of the commencement of or assertion of any Third Party Claim, to assume direction and control of the defense, litigation, settlement, appeal or other disposition of the Third Party Claim (including the right to settle the claim solely for monetary consideration) with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that (a) the Indemnifying Party has sufficient financial resources to satisfy the amount of any adverse monetary judgment that is sought, (b) the Third Party Claim seeks solely monetary damages and (c) the Indemnifying Party expressly agrees in writing that as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim in full (the conditions set forth in clauses (a), (b) and (c) above are collectively referred to as the “Litigation Conditions”). The Indemnifying Party shall be entitled, at its sole cost and expense, to assume direction and control of such defense, with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party. During such time as the Indemnifying Party is controlling the defense of such Third Party Claim, the Indemnified Party shall cooperate, and shall cause its Affiliates and agents to cooperate upon request of the Indemnifying Party, in the defense or prosecution of the Third Party Claim, including by furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the Indemnifying Party. In the event that the Indemnifying Party does not satisfy the Litigation Conditions or does not notify the Indemnified Party of the Indemnifying Party’s intent to defend any Third Party Claim within [**] Business Days after notice thereof, the Indemnified Party may (without further notice to the Indemnifying Party) undertake the defense thereof with counsel of its choice and at the Indemnifying Party’s expense (including reasonable, out-of-pocket attorneys’ fees and costs and expenses of enforcement or defense). The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control, at its own expense, the defense of any Third Party Claim that the other party is defending as provided in this Agreement.

9.4.3. Settlement. If the Indemnifying Party is undertaking the defense, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any compromise or settlement that commits the Indemnified Party to take, or to forbear to take, any action. Each of the Indemnifying Party and the Indemnified Party shall not make any admission of liability in respect of any Third Party Claim without the prior written consent of the other party, and the Indemnified Party shall use reasonable efforts to mitigate Liabilities arising from such Third Party Claim.

9.5 Insurance. Each Party further agrees to obtain and maintain, during the Term, commercial general liability insurance, including products liability insurance, with reputable and financially secure insurance carriers (or pursuant to a program of self-insurance reasonably satisfactory to the other Party) to cover its indemnification obligations under Section 9.2 or Section 9.3, as applicable, in each case with limits of not less than [**] U.S. dollars ($[**]) per occurrence and in the aggregate. Insurance shall be procured with carriers having an A.M. Best Rating of A-VII or better.

10.	Miscellaneous.

10.1 Assignment. Neither this Agreement nor any interest hereunder shall be assignable by a Party without the prior written consent of the other Party, except as follows: (a) a Party may assign its rights and obligations under this Agreement by way of sale of itself or the sale of the portion of its business to which this Agreement relates, through merger, sale of assets and/or sale of stock or ownership interest, provided that the assignee shall expressly agree to be bound by such Party’s obligations under this Agreement and that such sale is not primarily for the benefit of its creditors and (b) such Party may assign its rights and obligations under this Agreement to any of its Affiliates, provided that, in the case of each of (a) and (b), the assignee shall expressly agree to be bound by such Party’s obligations under this Agreement and the assigning Party shall remain liable for all of its rights and obligations under this Agreement. In addition, Pfizer may assign its rights and obligations under this Agreement to a Third Party where Pfizer or its Affiliate is required, or makes a good faith determination based on advice of counsel, to divest a Licensed Product in order to comply with Applicable Law or the order of any Governmental Authority as a result of a merger or acquisition, provided that the assignee shall expressly agree to be bound by Pfizer’s obligations under this Agreement and has resources and capabilities comparable to those of Pfizer. Each Party shall promptly notify the other Party of any assignment or transfer under the provisions of this Section 10.1. This Agreement shall be binding upon the successors and permitted assigns of the Parties and the name of a Party appearing herein shall be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement. Any assignment not in accordance with this Section 10.1 shall be void.

10.2 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of the Agreement.

10.3 Force Majeure. Each Party shall be excused from the performance of its obligations under this Agreement to the extent that such performance is prevented by Force Majeure and the non-performing Party promptly provides written notice of such Force Majeure to the other Party. Such excuse shall be continued so long as the condition constituting Force Majeure continues and the non-performing Party takes Commercially Reasonable Efforts to remove the condition. “Force Majeure” shall include conditions beyond the control of the Parties, including an act of God, voluntary or involuntary compliance with any regulation, Applicable Law or order of any government, war, act of terror, civil commotion, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe.

10.4 Notices. Each communication and document made or delivered by one Party to the other Party under this Agreement shall be made in the English language. All notices, consents, approvals, request or other communications required hereunder given by one Party to the other shall be in writing and made by (a) personal delivery, (b) first class certified mail with return receipt requested or (c) next-day delivery by major international courier with confirmation of delivery. Notices will be deemed given upon receipt.

To Pfizer:

Pfizer, Inc.

R&D Business Development

235 East 42nd Street

New York, NY 10017

Attention: R&D BD Contract Notice

with a copy to:

Pfizer, Inc.

Notices: Pfizer Legal Division

235 East 42nd Street

New York, NY 10017

Attention: Chief Counsel, R&D

Facsimile: (646) 563-9619

To Spark:

Spark Therapeutics, Inc.

3737 Market Street, Suite 1300

Philadelphia, PA 19104

Attention: General Counsel

Facsimile: (215) 790-6248

with a copy to:

WilmerHale

60 State Street

Boston, MA 02109

Attention: Steven D. Barrett, Esq.

Facsimile: (617) 526-5000

10.5 Amendment. No amendment, modification or supplement of any provision of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized representative of each Party.

10.6 Waiver. No provision of this Agreement shall be waived by any act, omission or knowledge of a Party or its agents or employees except by an instrument in writing expressly waiving such provision and signed by a duly authorized representative of the waiving Party. The waiver by either Party of any breach of any provision by the other Party shall not be construed to be a waiver of any succeeding breach of such provision or a waiver of the provision itself.

10.7 Severability. If any clause or portion thereof in this Agreement is for any reason held to be invalid, illegal or unenforceable, the same shall not affect any other portion of this Agreement, as it is the intent of the Parties that this Agreement shall be construed in such fashion as to maintain its existence, validity and enforceability to the greatest extent possible. In any such event, this Agreement shall be construed as if such clause of portion thereof had never been contained in this Agreement, and there shall be deemed substituted therefor such provision as will most nearly carry out the intent of the Parties as expressed in this Agreement to the fullest extent permitted by Applicable Law.

10.8 Export Control. This Agreement is made subject to any restrictions concerning the export of products or technical information from the United States of America or other countries which may be imposed upon or related to Spark or Pfizer from time to time. Each Party agrees that it will not export, directly or indirectly, any technical information acquired from the other Party under this Agreement or any products using such technical information to a location or in a manner that at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the appropriate agency or other governmental entity.

10.9 Dispute Resolution.

10.9.1. If any dispute or disagreement arises between Pfizer and Spark in respect of this Agreement, they shall follow the following procedures in an attempt to resolve the dispute or disagreement:

(a) The Party claiming that such a dispute exists shall give notice in writing to the other Party of the nature of the dispute (a “Notice of Dispute”).

(b) Within [**] days of receipt of a Notice of Dispute, a representative of Pfizer and that is at least at the level of senior vice president or above and the Chief Executive Officer of Spark shall meet in person or by teleconference and exchange written summaries reflecting, in reasonable detail, the nature and extent of the dispute, and at this meeting, they shall use their reasonable efforts to resolve the dispute.

(c) If within [**] days the dispute has not been resolved, or if, for any reason, the meeting described in Section 10.9.1(b) has not been held within [**] days of initial receipt of the Notice of Dispute, then, subject to Section 10.9.2, the Parties agree that either Party may initiate litigation to resolve the dispute.

10.9.2. Notwithstanding any provision of this Agreement to the contrary, either Party may immediately initiate litigation in any court of competent jurisdiction seeking any remedy at law or in equity, including the issuance of a preliminary, temporary or permanent injunction, to preserve or enforce its rights under this Agreement. The provisions of Section 10.9 shall survive for [**] years from the date of termination or expiration of this Agreement.

10.10 Governing Law. This Agreement, and all claims arising under or in connection therewith, shall be governed by and interpreted in accordance with the substantive laws of the State of New York, without regard to conflict of law principles thereof.

10.11 Jurisdiction. Each Party to this Agreement hereby (a) irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court for the Southern District of New York for the purpose of any and all actions, suits or proceedings arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof, (b) waives to the extent not prohibited by Applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise.

10.12 No Jury Trial. THE PARTIES EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO TRIAL BY JURY.

10.13 Entire Agreement. This Agreement, together with its Exhibits, sets forth the entire agreement between the Parties as to its subject matter and supersedes all proposals, oral or written, and all other prior communications between the Parties with respect to such subject matter, including, without limitation, that certain Confidential Disclosure Agreement by and between Pfizer, Spark and CHOP, dated May 20, 2013 (the “CDA”), which obligations between Pfizer and Spark are hereby terminated as of the Effective Date. The Parties acknowledge and agree that, as of the Effective Date, all Confidential Information (as defined in the CDA) disclosed by a Party pursuant to the CDA shall be considered Confidential Information of such Party and subject to the terms set forth in this Agreement.

10.14 Independent Contractors. The Parties are independent contractors under this Agreement. Nothing herein contained shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties hereto or any of their agents or employees, or any other legal arrangement that would impose liability upon one Party for the act, or failure to act, of the other Party. Neither Party shall have any express or implied power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever. The Parties acknowledge and agree that neither party owes the other any fiduciary or similar duties or obligations by virtue of the relationship created by this Agreement. Without limiting the foregoing, the Parties also acknowledge and agree that if a court of competent jurisdiction or an arbitrator should determine that, notwithstanding the terms of this Section 10.14, that such fiduciary or other obligations exist, the Parties hereby waive such duties and obligations and agree not to assert or rely upon such duties or obligations in connection with any dispute arising out of or relating to this Agreement.

10.15 Nonsolicitation. From the Effective Date until the First Commercial Sale of a Licensed Product in the Territory, neither Party nor any its Affiliates shall solicit an employee of the other Party who is or has been involved in any activity to which this Agreement pertains. Notwithstanding the foregoing, nothing herein shall restrict or preclude each Party’s or its Affiliates’ rights to make generalized searches for employees by way of a general solicitation for employment placed in a trade journal, newspaper or website, and which is not designed to target or specifically attract the employees of the other Party. To the extent that a technology transfer would need to occur between Spark and a contract manufacturing organization that Pfizer engages to Manufacture a Licensed Product, Spark shall be allowed to negotiate a bilateral confidentiality and nonsolicitation agreement with such contract manufacturing organization as a condition to such technology transfer.

10.16 No Third Party Rights or Obligations. The obligations to CHOP and HHMI in Paragraphs 4.2, 4.4, 5.1-5.2, 7.1, 8.1, 10.1, 10.2, 10.3, 11.3-11.5, 12.5 and 12.6 of the CHOP License Agreement shall be binding upon Pfizer as if it were a party to the CHOP License Agreement. Except as set forth in the immediately preceding sentence, no provision of this Agreement shall be deemed or construed in any way to result in the creation of any rights or obligation in any Person not a Party to this Agreement. However, Pfizer may decide, in its sole discretion, to use one or more of its Affiliates to perform its obligations and duties hereunder, provided that Pfizer shall remain liable hereunder for the performance by any such Affiliates of any such obligations.

10.17 Headings. The descriptive headings of this Agreement are included herein for ease of reference only and shall be of no force and effect in construing or interpreting any of the provisions of this Agreement.

10.18 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Counterparts may be signed and delivered by facsimile or PDF file, with the same effect as if delivered personally.

IN WITNESS WHEREOF, authorized representatives of the Parties have duly executed this Agreement as of the Effective Date.

PFIZER INC.		SPARK THERAPEUTICS, INC.

By:	/s/ G. Mikael Dolsten	By:	/s/ Jeffrey D. Marrazzo
Name:	G. Mikael Dolsten	Name:	Jeffrey D. Marrazzo
Title:	President of WRD	Title:	Co-Founder and CEO

EXHIBIT A

Product Development Plan

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of 13 pages were omitted. [**]

Exhibit B

Data Package Elements

Electronic data transfer (top line report) to include each of the following:

1.	Subject demographics/baseline characteristics as collected by Spark prior to study enrollment

2.	Subject disposition (i.e., screened, randomized, completers, early discontinuations and reason for discontinuation)

3.	Efficacy

a.	Descriptive statistics for all primary and secondary endpoints

4.	Safety

a.	Summary of Adverse Events (most frequently reported, frequency of Adverse Events by severity)

b.	Summary of Serious Adverse Events (frequency per group)

c.	Summary of most frequent clinical laboratory abnormalities

5.	Data tables, listings, and figures

6.	All efficacy and safety summary tables

7.	All efficacy and safety figures

8.	Individual subject data listings to include:

a.	All efficacy data specified in protocol

b.	All safety data specified in protocol

c.	All clinical laboratory values (including any and all immunogenicity data)

d.	All MRI or other imaging data if undergone by a patient. Note that an MRI is not part of the Phase I/II protocol.

9.	Pre- and post-surgery/procedure notes/narratives as applicable. Note that no surgery is anticipated as part of the protocol.

10.	All data (including subject-level analyses) used to generate the above items 1-9 including the reports of all individual adverse or serious adverse events

Exhibit B - 1

Exhibit C

Technology Transfer Plan

I.	As soon as practicable, Spark will:

[**]

II.	Post Signing (within [**] days after the Effective Date):

1. Spark will:

[**]

III.	Post Signing (within [**] days after the Effective Date):

1. Spark will provide:

[**]

2. Pfizer will review:

[**]

3. Parties will discuss:

[**]

IV.	Spark will use [**].

Exhibit C - 1

Exhibit D

[**] Data Package

Electronic data transfer (top line report) to include each of the following:

1.	Efficacy

a.	Descriptive statistics for all primary and secondary endpoints

2.	Safety

a.	Summary of Adverse Events (most frequently reported, frequency of Adverse Events by severity)

b.	Summary of Serious Adverse Events (frequency per group)

c.	Summary of most frequent clinical laboratory abnormalities

3.	Data tables, listings, and figures

4.	All efficacy and safety summary tables

5.	All efficacy and safety figures

6.	Individual subject data listings to include:

a.	All efficacy data specified in protocol

b.	All safety data specified in protocol

c.	All clinical laboratory values (including any and all immunogenicity data)

d.	All MRI or other imaging data if undergone by a patient. Note that an MRI is not part of the Phase I/II protocol.

7.	All data (including subject-level analyses) used to generate the above items 1-6 including the reports of all individual adverse or serious adverse events

Exhibit D - 1

Exhibit E

Form of Press Release

Media Inquiries: Jessica Rowlands 202-729-4089 Jessica.Rowlands@fkhealth.com

Spark Therapeutics Announces Gene Therapy Collaboration in Hemophilia B with Pfizer Inc.

Leading gene therapy company will partner with established market leader to develop a potential new treatment paradigm for hemophilia B

PHILADELPHIA, Penn., December 8, 2014—Spark Therapeutics, a late-stage gene therapy company developing treatments for debilitating genetic diseases, announced today that it has entered into a global collaboration with Pfizer Inc. for the development and potential commercialization of SPK-FIX, a development program advancing proprietary, bio-engineered adeno-associated virus (AAV) vectors for the potential treatment of hemophilia B. The companies will work together on a worldwide basis with the aim of bringing an important investigational therapy to patients.

“We are excited to announce our collaboration with Pfizer, as we believe it marks an important step towards bringing a potentially life-altering therapeutic to patients with hemophilia B,” said Jeffrey D. Marrazzo, co-founder and chief executive officer of Spark. “The collaboration also marks another milestone for Spark, following our recent clinical and regulatory progress and key leadership hires.”

Hemophilia B is a rare genetic blood disorder that affects approximately 4,000 males in the U.S. and 26,000 males worldwide. Current treatment requires recurrent intravenous infusions of either plasma-derived or recombinant Factor IX to control bleeding episodes. Spark’s proprietary, bioengineered vectors are designed to deliver a high-activity Factor IX gene to patients, enabling endogenous production of Factor IX, with the potential to be effective for a number of years. This program leverages a long track record of hemophilia B gene therapy research and clinical development conducted by Spark and its founding scientific team over the past two decades.

“We believe Pfizer is the ideal partner for our hemophilia B program. Pfizer is a leader in hemophilia, developing the first recombinant Factor IX product,” said Dr. Katherine High, a hematologist and co-founder, president and chief scientific officer of Spark. Dr. High, who pioneered the development of AAV-mediated gene therapy for hemophilia, noted, “Pfizer’s longtime experience in hemophilia, including strong relationships with physicians, patients and payors, as well as clinical, regulatory and commercial capabilities, will complement our team’s deep knowledge of AAV-mediated gene transfer for the disease. We look forward to working with Pfizer with the goal of making gene therapy for hemophilia B a reality for patients.”

Exhibit E - 1

Under the terms of the agreement, Spark will receive an upfront payment of $20 million and will be eligible for additional development and commercialization milestone payments of up to $260 million for multiple hemophilia B product candidates that may be developed under the collaboration. Under the collaboration, Spark will be responsible for conducting all Phase 1/2 studies while Pfizer will assume responsibility for pivotal studies, any regulatory approvals and potential global commercialization of the product. Spark is entitled to receive double-digit royalties based on global product sales.

“With their experience in the field of gene therapy, as well as in the research and development of potential novel treatments for hemophilia, we believe that Spark’s team of scientists and clinicians will complement Pfizer’s expertise in helping to bring a new therapy to patients,” said Kevin Lee, Senior Vice President and Chief Scientific Officer, Rare Disease Research Unit, Pfizer. “This agreement reinforces Pfizer’s longstanding commitment to the hemophilia community. Spark’s hemophilia B program has the potential to build on our leading hemophilia portfolio and could offer patients with this bleeding disorder a potential new treatment option.” For more information on Spark Therapeutics and its clinical pipeline, including SPK-FIX, please visit www.sparktx.com.

About Spark Therapeutics

Spark is a gene therapy leader seeking to transform the lives of patients suffering from debilitating genetic diseases by developing one-time, life-altering treatments. Spark’s initial focus is on treating orphan diseases where no, or only palliative therapies, exist. Spark’s most advanced product candidate, SPK-RPE65, is in a fully-enrolled pivotal Phase 3 clinical trial for the treatment of a rare blinding condition. Spark is leveraging SPK-RPE65 to address a broad spectrum of blinding conditions, and also has established a pipeline of gene therapy candidates to treat hematologic and neurodegenerative disorders. Spark’s integrated gene therapy platform builds on two decades of research, development and manufacturing at The Children’s Hospital of Philadelphia, including human trials conducted across diverse therapeutic areas and routes of administration. To learn more, visit www.sparktx.com.

About the SPK-FIX Program

Hemophilia B is a serious and rare inherited hematologic disorder, characterized by a mutation in the Factor IX, or FIX, gene, which leads to deficient blood coagulation and an increased risk of bleeding or hemorrhaging. Spark’s development program for hemophilia B, SPK-FIX, is advancing proprietary, bio-engineered adeno-associated virus (AAV) vectors that deliver a high-activity Factor IX gene to the liver. SPK-FIX leverages a long track record of hemophilia B gene therapy research conducted by Spark and its founding scientific team which, in prior clinical trials, has demonstrated safety and proof-of-concept in expressing Factor IX in the liver. To learn more please visit the Spark website at http://www.sparktx.com/pipeline/hematologic-disorders.

# # #

Exhibit E - 2

Schedule 5.3.1(a)

Spark Patent Prosecution and Maintenance Regions

Spark shall pay [**] percent ([**]%) of all fees and costs of outside counsel/patent agents/annuity service (including patent office fees and other Third Party fees and costs) in preparing, filing, prosecuting and maintaining such Spark Patent Rights and Research Program Patent Rights in the countries and regions listed herein:

[**]

Schedule 5.3.1(a)

Schedule 7.2.3

Spark Patent Rights

Serial No.	Title	Country	File Date	Patent No.	Issue Date	Status
[**]	[**]	[**]	[**]	[**]	[**]	[**]

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. A total of four pages were omitted. [**]

Schedule 7.2.3 - 1

Schedule 7.2.11

Disclosed Third Party Agreements

1.	CHOP License Agreement

2.	CHOP Technology Assignment Agreement

3.	Sponsored Research Agreement entered into with CHOP, dated as of October 9, 2014

4.	Ordinary course agreements with vendors, contract service providers and CHOP that do not impact any rights granted to Pfizer under this Agreement, all of which meet the qualifications of Section 7.2.11(b)-(d)

Schedule 7.2.11